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RECEIVED
2006 NOV -6 P 3:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Courtney S. Kamlet
703 720 8072
courtney.kamlet@hklaw.com

November 2, 2006

06018134

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

SUPPL

PROCESSED
NOV 08 2006
THOMSON FINANCIAL

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 11/7

If you have any questions regarding this filing, please do not hesitate to call me at (703) 720-8072 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Courtney S. Kamlet

Courtney S. Kamlet
Holland & Knight LLP

4161201_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below is set out in EXHIBIT A hereto)

For the month of October 2006, Japan Tobacco Inc. has no Japanese language document or material for submission to the U.S. Securities Exchange Commission pursuant to Rule 12g3-2.

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Brief Statements of Consolidated Semi-Annual Financial Results and Forecast with respect to the year ending March 2007

2. Notice of the Resolution of the Board of Directors concerning the Payment of the Interim Dividend dated November 1, 2006

3. Press Release

	Date	Title
1)	10/31/2006 (10/31/2006)	JT Reports International Tobacco Business Results for January-September 2006

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Not Applicable.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 3.

This document has been translated from the original Japanese version, for convenience only.
For the official information, please refer to the Japanese.

BRIEF STATEMENTS OF CONSOLIDATED SEMI-ANNUAL FINANCIAL RESULTS AND FORECAST WITH RESPECT TO THE YEAR ENDING MARCH 2007

October 31, 2006

Name of the Listed Company: **Japan Tobacco Inc.** (Stock Code: 2914)
Listed Stock Exchanges: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo Stock Exchanges
Head Office: Tokyo
URL: http://www.jti.co.jp/
Representative: Hiroshi Kimura, President, Chief Executive Officer and Representative Director
Contact: Masakazu Shimizu, Chief Communications Officer
Telephone: (81)3- 3582 - 3111
Date of Board Meeting on the Settlement of the Accounts: October 31, 2006
Adoption of Accounting Principles Generally Accepted in the United States of America: None

1. RESULTS FOR THE SEMI-ANNUAL PERIOD (April 1,2006 to September 30, 2006)

1). FINANCIAL RESULTS

Amounts are rounded down to the nearest 1 million yen.

	Net Sales		Operating Income		Recurring Profit	
Six months ended	*Millions of yen*	*%*	*Millions of yen*	*%*	*Millions of yen*	*%*
September 30, 2006	2,377,625	1.3	177,844	7.6	177,275	11.9
September 30, 2005	2,346,865	△ 0.9	165,272	17.9	158,381	14.9
Year ended March 2006	4,637,657		306,946		297,842	

	Net Income		Net Income per Share	Diluted Net Income per Share
Six months ended	*Millions of yen*	*%*	*yen*	*yen*
September 30, 2006	122,653	21.4	12,802.95	-
September 30, 2005	101,000	34.6	52,713.69	-
Year ended March 2006	201,542		105,084.78	-

Notes: 1.Equity in earnings of associated companies: six months ended September 30, 2006: 11 million yen / six months ended September 30, 2005: 153 million yen / year ended March 31, 2006: 158 million yen
2.Average outstanding shares for the periods: six months ended September 30, 2006: 9,580,080 shares / six months ended September 30, 2005: 1,916,016 shares / year ended March 31, 2006 1,916,016 shares
3.Changes in accounting policy: none
4.Percentages under net sales, operating income, recurring profit and net income indicate changes from the corresponding figures for the previous semi-annual period.
5.Each share of common stock was split into five shares on April 1, 2006.

2). FINANCIAL POSITION

	Total Assets	Net Assets	Ratio of Equity Capital	Net Assets per Share
Six months ended	*Millions of yen*	*Millions of yen*	*%*	*yen*
September 30, 2006	3,262,706	1,913,803	56.7	193,186.80
September 30, 2005	3,002,600	1,625,479	54.1	848,364.49
Year ended March 2006	3,037,378	1,762,511	58.0	919,780.33

Note: 1.Outstanding shares at the end of the periods: as of September 30, 2006: 9,580,080 shares / as of September 30, 2005: 1,916,016 shares / year ended March 31, 2006: 1,916,016 shares
2. Each share of common stock was split into five shares on April 1, 2006.
3. The figures for the six months ended June 30, 2005 and for the year ended March 2006 are those of "Shareholders' Equity," "Ratio of Shareholders' Equity" and "Shareholders' Equity per Share," as previously reported.

3). CASH FLOW RESULTS

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents, End of the Periods
Six months ended	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*
September 30, 2006	265,062	△ 293,227	△ 6,450	884,082
September 30, 2005	55,246	5,929	△ 20,692	874,094
Year ended March 2006	150,342	△ 26,357	△ 48,134	920,141

4). MATTERS RELATING TO THE SCOPE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD

Number of Consolidated Subsidiaries: 154
Number of Associated Companies accounted for by the Equity Method: 12

5). CHANGES IN SCOPE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD

New Consolidated Companies: 2 / Exclusion from Consolidation: 5
New Application of the Equity Method: 1 / Exclusion from the Application of the Equity Method: 0

2. FORECAST FOR THE BUSINESS RESULTS FOR THE FISCAL YEAR (April 1, 2006 to March 31, 2007)

	Net Sales	Recurring Profit	Net Income
	Millions of yen	*Millions of yen*	*Millions of yen*
Year ending March 2007	4,770,000	310,000	206,000

Additional Information: Forecasted Net Income per Share: 21,502.95 yen

Note: The forecast described above is based on assumptions judged to be reasonable as of the date of issuing this statement and the actual results may substantially differ from the forecast above. Please see notes regarding forward-looking statements on pages of 14, 16 and the attachment of this Brief Statement before reading the forecast above.

1. SUMMARY OF JAPAN TOBACCO INC. AND ITS GROUP COMPANIES

The main business activities operated by Japan Tobacco Inc. (hereinafter "JT"), its 154 consolidated subsidiaries and 12 companies applied for the equity method (collectively, the "Group"), and the relationship of each company to the Group's business activities are stated below.

Domestic Tobacco

The domestic tobacco business consists of the manufacture and sale of tobacco products.
JT manufactures and sells tobacco products, and TS Network Co., Ltd., distributes tobacco products, collects payments and conducts distribution-related operations such as wholesale distribution of foreign tobacco products (imported tobacco products). Japan Filter Technology Co., Ltd., and other subsidiaries manufacture materials, and Central Japan Plant Service Co., Ltd. and other subsidiaries carry out the maintenance of factories.

Major subsidiaries

TS Network Co., Ltd., JT Logistics Co., Ltd., Japan Filter Technology Co., Ltd., Fuji Flavor Co., Ltd., JT Engineering Inc., Central Japan Plant Service Co., Ltd., Western Japan Plant Service Co., Ltd., Kyusyu Plant Service Co., Ltd., Eastern Japan Plant Service Co., Ltd., JT V-Net Co., Ltd., Japan Metallizing Co., Ltd., Japan Tobacco (Hong Kong) Ltd.

Besides the companies named above, there are 7 consolidated subsidiaries and 2 companies applied for the equity method.

International Tobacco

The international tobacco business consists of the manufacture and sale of tobacco products with JT International S.A. controlling the manufacture and sale as the core company.

Major subsidiaries

JT International S.A., JTI-Macdonald Corp., ZAO JTI Marketing and Sales, OOO Petro, JT International Germany GmbH, JTI Tütün Urunleri Sanayi A.S.

Besides the companies named above, there are 84 consolidated subsidiaries and 1 company applied for the equity method.

Pharmaceutical

The pharmaceutical business consists of the R&D, manufacture and sale of prescription drugs.
JT concentrates mainly on R&D, while Torii Pharmaceutical Co., Ltd. concentrates mainly on manufacture and sales promotion of drugs (including JT's products).

Major subsidiaries

Torii Pharmaceutical Co., Ltd. (listed on the First Section of the Tokyo Stock Exchange), JT Pharma Alliance Co., Ltd., Akros Pharma Inc.

Besides the companies named above, there is 1 consolidated subsidiary.

Foods

The foods business mainly consists of the manufacture and sale of beverages, processed foods and seasonings.

In the beverages business, JT Foods Co., Ltd. sells JT's beverage, and Japan Beverage Inc. and other subsidiaries sell JT's and other companies' beverages through vending machines. In the processed foods business and seasonings business, JT Foods Co., Ltd. handles sale of frozen foods, seasonings and other foods products.

Major subsidiaries

JT Foods Co., Ltd., Japan Beverage Inc., JT A- Star Co., Ltd., Nihon Shokuzai Kako Co., Ltd., Sunburg Co., Ltd., lipingsyang Foods Corporation, Asahi Shokuzai Co., Ltd., JT Dining Service Co., Ltd., Saint-Germain Co., Ltd., Hans Continental Smallgoods Pty. Ltd., Thai Foods International Co., Ltd., Weihai J.K. Foods Co., Ltd., Swickers Kingaroy Bacon Factory Pty. Ltd., Shanghai JS Foods Co., Ltd.

Besides the companies named above, there are 13 consolidated subsidiaries and 4 companies applied for the equity method.

*Japan Beverage Shikoku Inc. merged with Japan Beverage Inc. in April 2006.

Others

The business in the real estate category consists of rental and management of real estate properties. In addition, there are subsidiaries that manufacture and sell a variety of products and provide services to the Group.

Major subsidiaries

JT Real Estate Co., Ltd., JT Toshi Inc., JT Finance Service Co., Ltd., JT Creative Service Co., Ltd., Toranomon Energy Service Co.,Ltd., Frontier REIT Management Inc., JT Development Consulting Inc.

Besides the companies named above, there are 7 consolidated subsidiaries and 5 companies applied for the equity method.

*1) JT had 51.0% of the JTS Wiring Systems Corporation shares before it sold 17.6% of them to Sumitomo Wiring Systems. Ltd. in April 2006. (JTS Wiring Systems Corporation changed its name to Kanto Sumidenso, Ltd. in April 2006.)

*2) JT Toshi Inc. has terminated dissolution as of June 30, 2006.

The above-named companies are shown in the following diagram:


Japan Tobacco Inc.
as of September 30, 2006
Japan Filter Technology, Co.,Ltd.
Fuji Flavor Co.,Ltd.
Japan Metallizing Co.,Ltd.
Purchase of materials
JT Engineering inc.
Purchase of machines, etc.
Central Japan Plant Service Co.,Ltd.
Western Japan Plant Service Co.,Ltd.
Kyushu Plant Service Co.,Ltd.
Eastern Japan Plant Service Co.,Ltd
Maintenance of factories, etc.
Domestic Tobacco
Consignment of domestic products distribution
TS Network Co.,Ltd.
Consignment of distribution-related activities
JT Logistics Co.,Ltd.
Consignment of support activities for the operation of tobacco vending machines
JT V-Net Co.,Ltd.
Sale of tobacco products
Japan Tobacco (Hong Kong) Ltd.
others: 7 consolidated subsidiaries and
2 companies applied for the equity method
International Tobacco
Approval of license and sale of tobacco products, etc.
Purchase of materials, etc.
JT International S.A.
JTI-Macdonald Corp.
ZAO JTI Marketing and Sales
OOO Petro
JT International Germany GmbH
JTI Tütün Urunleri Sanayi A.S.
others: 84 consolidated subsidiaries and
1 company applied for the equity method
Pharmaceutical
Sale of products, etc.
Torii Pharmaceutical Co.,Ltd.
Consignment of R&D
Akros Pharma Inc.
JT Pharma Alliance Co., Ltd.
other: 1consolidated subsidiary
Nihon Syokuzai Kako Co.,Ltd.
Sunburg Co.,Ltd.
lipingsyang Foods Corporation
Asahi Shokuzai Co.,Ltd.
Thai Foods International Co., Ltd.
Weihai J.K.Foods Co.,Ltd.
Purchase of products
Hans Continental Smallgoods Pty. Ltd.
Swickers Kingaroy Bacon Factory Pty. Ltd.
Shanghai JS Foods Co.,Ltd.
Foods
Sale of products
JT Foods Co.,Ltd.
Sale of goods
Japan Beverage Inc.
JT A-Star Co.,Ltd.
JT Dining Service Inc.
Saint-Germain Co.,Ltd.
others: 13 consolidated subsidiaries and
4 companies applied for the equity method
JT Real Estate Co.,Ltd.
Construction work
Toranomon Energy Service Co.,Ltd.
Purchase of thermal energy
JT Creative Service Co.,Ltd.
Others
JT Development Consulting Inc.
JT Toshi Inc. *
JT Finance Service Co.,Ltd.
Frontier REIT Management Inc.
others: 7 consolidated subsidiaries and
5 companies applied for the equity method

Note: Consolidated Subsidiaries

* JT Toshi Inc. has terminated dissolution as of June 30, 2006.

2. MANAGEMENT POLICY

(1) Corporate Strategy

JT formulated a new corporate strategy called the "JT Brand-ing Declaration" in April 2002 as a mission. Through all corporate activities such as tobacco business, pharmaceutical business, and foods business, JT seeks to satisfy our shareholders and other stakeholders by providing unique value added products and services that bring delight to and exceed the expectations of our customers. JT hopes that this strategy will enable it to become a truly excellent company.

While implementing the JT Brand-ing Declaration, JT will continue to strive to maximize cash flow, enhance corporate values and maintain the trust of its shareholders and other stakeholders.

(2) Medium- to long-term Strategies

In May 2006, JT formulated the new medium term management plan "JT 2008" for the three-year period ending March 2009, which will continue the strategies JT has promoted in the past and will take them to a higher level to be "a global growth company that operates diversified, value creating businesses," a corporate image to be realized in the long-term.

Under "JT 2008," JT puts great importance on active forward-looking investments for fulfillment and enhancement of organizational strength, competitive human resources and business foundations in order to achieve long-term sustainable growth while overcoming challenges in the operating environment.

The domestic tobacco business is positioned as the core source of profits of the JT Group. Anticipating further declines in the aggregate domestic tobacco demand, JT expects the competition between JT and its rivals to become more severe. Under such circumstance, JT will continue to work in order to maintain and promote the brand equity through the innovation and reinforcement of existing brands as well as the effective launch of new products in growing segments. Also, JT is prepared to work constantly to enhance activities for growing sales channels, implement efficient and effective sales promotion activities and improve productivity. JT has been making greater efforts than ever in order to realize a society in which smokers and non-smokers can coexist harmoniously as well as promoting activities for smooth introduction and operation of vending machines with adult identification functions nationwide, scheduled for implementation in 2008.

JT expects the international tobacco business to be a driving force for the further profit growth of the Group. In order to meet the expectation, JT is trying to firmly accomplish fundamental strategies, including enhancement of brand value of the Global Flagship Brand (hereinafter "GFB"), internationally main brands, such as "Camel," "Winston," "Mild Seven" and "Salem," utilization and expansion of the brand portfolio, improvement of its competitive edge at sales channels, concentration on core markets, continuous investments in activities for product quality enrichment and cost reduction.

JT will also continue to take appropriate response to the WHO Framework Convention on Tobacco Control and the tobacco-related regulations of the EU and other countries.

With respect to the pharmaceutical business, JT is making efforts to maximize business value as quickly as possible to make the business the driving force for future growth by firmly advancing its clinical compounds to higher phases of clinical study and further enhancing the R&D pipeline. Also, JT will continue to explore opportunities for strategic licensing.

Positioning the foods business as the driving force, JT is concentrating on beverage business, processed foods business, including frozen processed foods, bakery, chilled processed foods and processed preserved foods, and seasonings business with a goal of establishing a competitive advantage and a solid business foundation as a general foods manufacturer.

JT actively seeks opportunities for future growth through acquisitions of external resources mainly in the international tobacco business and foods business.

In the area of environmental protection efforts and social contribution activities, the JT Group is actively engaged in reducing impacts on the environment, contributing to local and international communities, and promoting afforestation and forest conservation projects, youth education, and other activities in order to bring about a "harmony" between its corporate activities and the environment, and a "feeling of mutual coexistence" as a good neighbor with local communities in all countries and regions where the Group operates.

(3) Dividend Policy

JT believes that the growth of our corporate value in the medium- to long- term through continual earning growth driven by active business investment is fundamentals for increasing its shareholders' benefits.

Its basic dividend policy is to generate competitive returns for shareholders in the capital market, in consideration of the implementation status of its mid-term growth strategies and the outlook for its consolidated business performance. JT will strive to increase the dividend level on a continual basis, with the target of 20 percent for consolidated payout ratio in the immediate future.

As to retained earnings, JT will use them to invest in businesses now and in the future and acquire external resources and will enrich them in preparation for the purchase of its own shares and other options to broaden its business possibilities.

(4) Items regarding Controlling Company

There is no applicable item.

(5) Major Risks of Businesses, etc.

The major risks to which the Group's businesses are exposed and the factors which may materially affect investors' judgments are described as the following. This section contains forward-looking statements based on judgments made as of the end of this semi-annual period. Future potential risks include, but are not limited to the risks stated hereunder.

1) Risks relating to the Group's Businesses, Earnings Structure and Management Policies

- There is a risk that any negative impact on the domestic tobacco business (a major contributor to the Group's sales and operating income) might negatively affect the Group's business performance.

- The Group plans to invest in the pharmaceutical and foods businesses based on the view that they will contribute to its business performance in the future, but there is a risk that the investment might not generate the expected returns.

- The Group might acquire other companies, invest in other companies, form alliances or build cooperative frameworks with other companies based on the view that it will contribute to the Group's future business performance, but there is a risk that its future business performance might be negatively affected if the results fall short of the Group's expectations.

- There is a risk that overseas operations might face exchange rate fluctuations, change in laws and regulations, political unrest, uncertainties in economic trends, local industrial relations, revision of tax system, tariffs, etc., and differences in business practices.

- There is a risk that JT's consolidated financial statements might be affected by fluctuations in the exchange rate of the foreign currency used by its overseas subsidiaries for the closing of accounts relative to Japanese yen. There is also a risk that if overseas subsidiaries, whose shares were acquired in foreign currency by JT, are liquidated, sold, heavily diminished in value, etc., the gain/loss on investment in the subsidiary recorded in JT's consolidated financial statements might be affected by fluctuations in the exchange rate between Japanese yen and the foreign currency used for acquiring the shares, etc.

- While JT use hedging foreign currency transactions to partially manage its transactional exposure of fluctuations in the value of foreign currencies, it remains exposed to effects of foreign exchange transactions.

2) Risks relating to the Group's Domestic and International Tobacco Business

- JT predicts that aggregate cigarette demand will continue to decline in the domestic tobacco market as a whole. In overseas tobacco market also, the demand trends might decrease depending on the economic environment and local situations although there's some variations among regions. Therefore, there is a risk that decline in tobacco demand might have negative impact on Group's business performance.

- The Group's shares in the domestic and the overseas tobacco market fluctuate in the short run due to temporary factors, such as the launch of new products by JT and other tobacco manufacturers, and associated special sales promotion activities. There is a risk that the Group's share in the tobacco market might decrease due to factors, such as, but not limited to, competition, pricing strategy, changes in consumer preferences, brand recognition, and economic conditions in each market. There is also a risk that the measures adopted to counter the decrease in the market share, which might lead to increase in costs, might cause a decrease in profit.

- There is a risk that fluctuation in price of foreign leaf tobacco might have a direct impact on the Groups' operating income as well as on competitors.

- There is a risk that the tax imposed on tobacco might increase in the domestic and the overseas market.

- There is a risk that tobacco demand might decrease due to the reinforcement of tobacco regulations. There is also a risk that costs to adapt to new regulations might increase.

- If the use of terms, such as "mild" and "light" in product names is banned, depending on the nature of legislations passed in each country, there is a risk that substantial costs and time might be incurred (spent) in developing a new brand that matches or is comparable to brand product of "Mild Seven" and a risk that brand with similar value and appeal cannot be developed accordingly.

- The Group is being sued in Japan and overseas for allegedly causing health damage triggered by smoking. There is a risk that the Group might be liable for damages if the ruling turns out to be unfavorable to the Group in these lawsuits. There is also a risk that, regardless of the outcome of the litigation, negative publicity on the litigation and other factors might make the public less acceptable to smoking, enhance public restrictions on smoking, induce many similar lawsuits against the Group, force JT to deal with and bear the costs of such lawsuits and so on.

- Other than those relating to smoking and health issues, the Group is involved in lawsuits instituted by EU and the Canadian government claiming that JT and the group companies had allegedly contributed to tobacco smuggling and seeking compensation for the damage. Also, the Group lodged suits with the court for the unreasonable Notice of Assessment, which the Group companies received from the Quebec Ministry of Revenue and the Russian Tax Authority, to be invalidated. There is a risk that these lawsuits might have a negative impact on the Group's business performance or the manufacture, sale, import/export, etc. of tobacco products if the ruling turns out to be unfavorable to the Group.

3) Risks relating to Non-Tobacco Businesses

3)-1. Risks relating to Pharmaceutical Business

- There is a risk that the Group cannot research and develop or launch commercially valuable pharmaceutical products (JT has never released any proprietary pharmaceutical products).

- There is a risk that even if the Group can research and develop or launch commercially valuable pharmaceutical products, the R&D costs might exceed the sales generated from them.

- There is a risk that even if the Group's pharmaceutical products are commercially successful, its success might be curtailed by domestic and overseas competitors' products, government-mandated price decreases, etc.

- There is a risk that in the event of any problems in the quality of the Group's pharmaceutical products or in the information provided on the products, claims, including product liability claim, might be brought against the Group or a suspension of sales.

- There is a risk that JT's business performance might be affected by litigations concerning patents and other intellectual property rights.

- There is a risk that regulations might be applied broadly, from the R&D stage all the way up to the post-launch stage of a new drug.

3)-2. Risks relating to Foods Business

- There is a risk that food products developed by the Group might not meet consumer preferences, which could lead to a short product life.

- There is a risk that the Group's profit/loss might fluctuate due to the volatility of the price of materials for food products (including those due to exchange rate fluctuations).

- There is a risk that the sales of JT food products are subject to the weather.

- There is a risk that the procurement, manufacture, sale of food products might be regulated in Japan and overseas (including risks that various costs to comply with regulations might increase).

- There is a risk that the Group might not be able to compete with larger companies with larger distribution channels and networks, stronger development capabilities and longer operating histories than the Group has.

- There is a risk that in the event of any problems in the quality of the Group's food products, claims, including product liability claim, might be brought against the Group or the reputation of the products and the Group might be harmed.

4) Other Factors which might Materially Affect Investors' Judgments

- The Japan Tobacco Inc. Law (hereinafter "JT Law") provides the government's obligation to hold a certain proportion of JT shares. Under JT Law, the government is required to hold at least one-half of all JT shares which the government acquired upon JT's establishment, as adjusted for any subsequent stock split or consideration of shares, and the government must continue to hold more than one-third of JT shares. The government holds 50.02% of all outstanding JT shares as of the end of this semi-annual period.

- The Minister of Finance has the authority to supervise JT under the JT Law and Tobacco Business Law.

- Under the JT Law, the scope of JT's businesses includes "manufacture, distribution, and import of tobacco products and ancillary businesses, as well as businesses required for attaining the objective of JT", while "businesses required for attaining the objective of JT" is subject to the Minister of Finance's approval. Accordingly, the Minister of Finance's approval is required in order for JT to engage in new businesses outside the scope of currently-approved businesses.

- The Tobacco Business Law requires us to enter annually into purchase contracts as to the aggregate cultivation area for specific varieties of leaf tobacco and prices for leaf tobacco by variety and grade. JT must purchase all leaf tobacco produced pursuant to such contracts that is suitable for the manufacture of tobacco products. JT is required to respect the opinion of the Leaf Tobacco Deliberative Council, which consists of members appointed by JT with the approval of the Ministry of Finance from among representatives of domestic leaf tobacco growers and academic appointees, in regards to the aggregate cultivation area and the prices for leaf tobacco.

3. RESULTS OF OPERATIONS AND FINANCIAL POSITION

(1) Business Results

1) Overall Condition

Business results for the semi-annual period (from April 1, 2006 to September 30, 2006)

In this semi-annual period, there was a favorable trend in the Japanese economy attributed to improved corporate profits, increased business investments and a gradual increase in personal consumption. Internationally, economic expansion was seen in the U.S., while individual consumption has gradually improved. This trend is also true of Asia where the economy is expanding in China and other countries, and is also true of Europe where the economy is gradually recovered.

The environment surrounding the JT Group is getting more severe with the decline in aggregate demand, increased competition between JT and its rivals in domestic tobacco business and the increased tobacco excise taxes in Japan, which went into effect in July 2006.

Under this circumstance, the JT Group is pursuing the accomplishment of measures in accordance with the medium term management plan "JT 2008," formulated in May 2006 aiming at sustainable growth for the future.

Net Sales

Net sales were 2,377.6 billion yen, increased by 30.7 billion yen (up 1.3%) compared with the corresponding figure for the previous semi-annual period, primarily due to the increased sales volume in the international tobacco business which more than offset the decreased sales volume in the domestic tobacco business.

Billions of yen unless otherwise indicated

		Six months ended September 30, 2005	Six months ended September 30, 2006	Increase/Decrease	
Consolidated		2,346.8	2,377.6	30.7	1.3%
	Domestic Tobacco	1,751.1	1,731.1	△19.9	△1.1%
	International Tobacco	417.6	468.3	50.7	12.2%
	Pharmaceutical	25.4	23.0	△2.3	△9.3%
	Foods	141.0	144.6	3.5	2.5%
	Others	11.6	10.3	△1.3	△11.3%

*Figures above represent external sales.

Operating Income

Operating income was 177.8 billion yen, increased by 12.5 billion yen (up 7.6%) compared with the corresponding figure for the previous semi-annual period, primarily due to increased unit prices following the amendment of retail price in the domestic tobacco business and lowered costs.

Billions of yen unless otherwise indicated

		Six months ended September 30, 2005	Six months ended September 30, 2006	Increase/Decrease	
Consolidated		165.2	177.8	12.5	7.6%
	Domestic Tobacco	116.6	134.8	18.2	15.6%
	International Tobacco	36.7	39.7	2.9	8.0%
	Pharmaceutical	△1.6	△5.3	△3.7	-
	Foods	3.1	4.3	1.2	39.7%
	Others	4.0	4.1	0.1	4.0%
	Elimination / Corporate	6.3	0		

Recurring Profit

Recurring profit was 177.2 billion, increased by 18.8 billion yen (up 11.9%) compared with the corresponding figure for the previous semi-annual period, primarily due to the improvement of foreign exchange gains or losses.

Net Income

Net income was 122.6 billion yen, increased by 21.6 billion yen (up 21.4%) compared with the corresponding figure for the previous semi-annual period, primarily due to a decrease in the losses from sales of property, plant and equipment.

Interim Dividend

The common dividend for this semi-annual period is 1,800 yen per share.

2) Financial Result by Business Segment

Domestic Tobacco

The environment surrounding the domestic tobacco business is becoming more severe among the increased competition between JT and its rivals led by a decrease in aggregate tobacco demand and the enactment of the increased tobacco excise taxes in July 2006.

Under such circumstances, JT strives to maintain and improve its brand equity for ensuring product share. JT adopted the "Blue Wind" symbol for designs of five box-type products in the Mild Seven family in May 2006. Furthermore, designs for nine products, which are soft-packaged or belong to the 1-mg tar products, are planned to be changed in December 2006 in order to unite the brand image. JT launched five products from five brands, including four D-spec products(*1), as part of the effective launch of new products in the growing segment on October 2, 2006, and also carried out efficient and effective sales promotion activities, such as expanding the sales area of "Seven Stars Revo Ultra Lights Menthol Box," which had been sold only in limited areas, to nationwide coverage in April 2006.

(*1) Products adopting JT's proprietary reduced odor technology that "controls the odor that rises from the tip of the cigarette"

(Table 1) Products launched in October 2006

Products	Price/Quantity	Tar/Nicotine	Initial Sales Area	Remarks
Cabin One Tasty 100's Box	300 yen/ 20 cigarettes	1mg/0.1mg	42 prefectures excluding Miyagi, Kanagawa, Aichi, Kyoto and Fukuoka	
Camel Menthol Box	320 yen/ 20 cigarettes	8mg/0.7mg	Miyagi	Menthol product D-spec product
Sakura	350 yen/ 20 cigarettes	7mg/0.6mg	Kanagawa	D-spec product
Peace Infinity	350 yen/ 20 cigarettes	8mg/0.7mg	Kyoto	D-spec product
Salem Ice Blue	320 yen/ 20 cigarettes	8mg/0.6mg	Fukuoka	Menthol product D-spec product

Domestic tobacco sales volume for this semi-annual period was 90.9 billion cigarettes(*2), decreased by 8.2 billion cigarettes (down 8.3%) compared with the corresponding figure for the previous semi-annual period, due to the termination of the licensing agreement in Japan for Marlboro

of Philip Morris International at the end of April 2005 and the amendment of retail prices accompanying the increase in tobacco excise taxes in July, 2006. The domestic share represented 64.9% (down 2.6 percentage points) compared with the corresponding figure for the previous semi-annual period. Net sales excluding taxes per thousand cigarettes, were 3,932 yen, increased by 58 yen compared with the corresponding figure for the previous semi-annual period.

Net sales were 1,731.1 billion yen, decreased by 19.9 billion yen (down 1.1%) compared with the corresponding figure for the previous semi-annual period, due to the sales volume decrease. Operating income was 134.8 billion yen, increased by 18.2 billion yen (up 15.6%) compared with the corresponding figure for the previous semi-annual period, primarily due to an increase in unit price and lowered costs.

(*2) In addition to the above, the domestic tobacco business sold 1.7 billion cigarettes during this semi-annual period at duty-free shops in Japan and in the markets in China, Hong Kong, and Macao, which are covered by JT's China Division.

International Tobacco

The international tobacco business is pursuing growth centering on GFB with JT International S.A., JT's subsidiary, playing a central role.

Sales volume was 113.7 billion cigarettes, increased by 9.1 billion cigarettes (up 8.7%) compared with the corresponding figure for the previous semi-annual period, primarily due to favorable trend of GFB sales, on which the JT Group is focusing for profit growth. GFB sales volume was 70.2 billion cigarettes, increased by 5.9 billion cigarettes (up 9.1%) compared with the corresponding figure for the previous semi-annual period, primarily due to the sales increases of "Camel" in Italy and France, "Winston" in Spain, Iran, Russia, Italy and the Ukraine and "Mild Seven" in Taiwan and Russia.

Net sales were 468.3 billion yen, increased by 50.7 billion yen (up 12.2%) compared with the corresponding figure for the previous semi-annual period. Operating income was 39.7 billion yen, increased by 2.9 billion yen (up 8.0%) compared with the corresponding figure for the previous semi-annual period, primarily due to the increased sales volume mainly in GFB in spite of the effects of the transfer of a part of Japanese market, which was originally covered by the international tobacco business, to the domestic tobacco business and the effects from an increase in tobacco excise taxes in Spain.

(Note) 1. US 1.00 dollar is translated into 115.73 yen and 106.16 yen in the semi-annual period ended September 30, 2006 and 2005, respectively.
2. With respect to the international tobacco business, the result for the period from January 2006 to June 2006 is included with the result for this semi-annual period.

JT has been taking necessary measures against an unreasonable Notice of Assessment to its local subsidiaries in Canada and in Russia, and the subsidiaries are operating their businesses continuously. JT Group will continue to operate its businesses appropriately complying with rules in all the countries where it is doing business, and JT will continue to take all possible measures, including legal options, against treatments like unreasonable Notice of Assessment.

Pharmaceutical

In the pharmaceutical business, JT is striving to further build up and strengthen its R&D capability.

At present, JT has seven drugs in the clinical development pipeline, after the anti-hyperuricemia drug (JTT-552) entered into a clinical trial stage. In April 2006, JT entered into a license-out agreement with GlaxoSmithKline Inc. for a new chemical compound at the pre-clinical trial stage.

Royalty revenue from "Viracept," an HIV treatment developed jointly with Agouron Pharmaceuticals, Inc., now a subsidiary of Pfizer Inc., which is currently sold mainly in the United States, Europe and Japan, declined due to intensifying competition within the pharmaceutical industry.

Torii Pharmaceutical Co., Ltd. (hereinafter "Torii"), JT's subsidiary, showed a decrease in net sales despite a sales increase in "Antebate," protease inhibitor, and "Truvada," an HIV treatment, due to the sales decline of its main products such as "Futhan," an injectable proteolytic enzyme inhibitor and "Stronger Neo-Minophagen C," agent for liver disease/antiallergic agent, due to several factors, including drug price revisions implemented in April 2006.

In September 2006, JT agreed with Toray Industries, Inc. (hereinafter "Toray") and Torii to co-develop and market antipruritus drug developed by Toray for hepatic disease in addition to the hemodialysis disease in domestic market, as to which the three companies agreed to co-develop and market in March 2005.

Net sales were 23.0 billion yen, decreased by 2.3 billion yen (down 9.3%) compared with the corresponding figure for the previous semi-annual period, primarily due to the fact that lump-sum income was recorded in the previous semi-annual period from the licensing of an anti-HIV drug, "JTK-303," to Gilead Sciences, and the decline in net sales of Torii despite the fact that lump-sum income from the licensing in April 2006 was recorded. In addition to these factors, R&D expenses were increased. Accordingly, operating loss was 5.3 billion yen, while the corresponding figure for the previous semi-annual period was 1.6 billion yen.

Foods

In the foods business, JT has strived to establish a strong business structure for further growth through the development and introduction of new products, the reinforcement of sales channels and the promotion of greater efficiency across all operations.

As for the beverage business, JT has been steadily expanding its business primarily through the vending machine operation of Japan Beverage Inc., JT's subsidiary. Along with that, JT actively developed and launched new products that pursue thorough uniqueness, with main focus on its core brand "Roots".

As for the processed foods business, JT has continued to expand and enrich the product lineup of commercial frozen foods, such as "Obento Dai-Ninki!" series and "Imadoki-Wazen" series in order to expand the scale of operation and strengthen earning capacity.

As for the seasonings business, JT is striving to enhance the business foundation through development and introduction of High IG yeast extract, which was developed through JT's unique technology.

Net sales were 144.6 billion yen, increased by 3.5 billion yen (up 2.5%) compared with the corresponding figure for the previous semi-annual period, due to the expansion of vending machine sales channels and the steady increase in sales of "Roots" in the beverage business, and the expansion of operational scale mainly in the frozen processed foods in the processed foods business. Operating income was 4.3 billion yen, increased by 1.2 billion yen (up 39.7%) compared with the corresponding figure for the previous semi-annual period, due to the expansion of operational scale and the reduction in fixed costs resulting from the efficient operation.

Others

Net sales were 10.3 billion yen, decreased by 1.3 billion yen (down 11.3%) compared with the corresponding figures for the previous semi-annual period, primarily due to a decrease in the number of consolidated subsidiaries following the transfer of shares. Operating income was 4.1 billion yen, increased by 0.1 billion yen (up 4.0%) compared with the corresponding figures for the previous semi-annual period.

3) Financial Results by Geographic Area

Japan

Net sales in Japan were 1,885.5 billion yen (down 1.1%) compared with the corresponding figure for the previous semi-annual period, primarily due to a decrease in sales volume in the domestic tobacco business. Operating income was 137.4 billion yen (up 13.0%) compared with the corresponding figure for the previous semi-annual period, primarily due to a unit price increase accompanying the amendment of retail price in the domestic tobacco business and lowered costs.

Western Europe

Net sales in western Europe were 168.4 billion yen (up 0.2%) compared with the corresponding figure for the previous semi-annual period, due to the favorable changes in foreign currency exchange rates used in the translation of overseas sales into yen in spite of the effects from the increased tobacco excise taxes in Spain. Operating loss was 5.9 billion yen, primarily due to the effects from the increased tobacco excise taxes in Spain and the lack of sales results of part of the Japanese market, which was included in western Europe in the international tobacco business until April 2005, while the corresponding figure for the previous semi-annual period was 1.6 billion yen of net income.

Others

Net sales in other areas were 323.6 billion yen (up 19.3%) compared with the corresponding figure for the previous semi-annual period, primarily due to strong sales mainly in Russia, Iran, the Ukraine and Taiwan. Operating income was 46.3 billion yen (up 30.6%) compared with the corresponding figure for the previous semi-annual period.

(2) Outlook for the Year ending March 31, 2007

Although the initial forecast announced on April 28, 2006, had been calculated on the assumption that retail prices in the domestic tobacco business were to be amended to the extent of the increased portion by changes of tobacco excise taxes, retail prices increases for some products, in fact, exceed the increased portion by changes of tax charges. Accordingly, the effects from the increased unit price are expected to exceed those from the downward revision of sales volume by 2.0 billion cigarettes compared with the previous forecast.

In the international tobacco business, the forecast for net sales is expected to fall below the previous forecast, primarily due to the fact that taxes are anticipated to increase in some markets, which is followed by changes in assumptions for the forecast, although the sales volume is in healthy transition.

Consolidated financial outlook for the year ending March 2007

(Billions of yen)

	Revised Forecast (as of October 31, 2006)	Previous Forecast (as of April 28, 2006)
Net Sales	4,770.0	4,770.0
Operating Income	308.0	270.0
Recurring Profit	310.0	267.0
Net Income	206.0	179.0

The previous forecast for net sales remains unchanged as the sales increase in the domestic tobacco business is enough to offset the sales decrease in the international tobacco business. The previous forecast for operating income is revised upward by 38.0 billion yen, considering the reversal of devaluation losses on the leaf tobacco expected as a result of the diminished stock level of domestic leaf tobacco, and the effects from the increased unit price in the domestic tobacco business. The previous forecast for recurring profit is revised upward by 43.0 billion yen, primarily due to the improvement of foreign exchange gains or losses.

The previous forecast for net income is revised upward by 27.0 billion yen, primarily due to the acceleration of sale of properties in addition to the upward revision for recurring profit.

JT plans to pay an annual dividend of 3,600 yen per share (including an interim dividend of 1,800 yen) for the year ending March 31, 2007.

* Major assumptions for the forecast for the year ending March 31, 2007

The domestic tobacco business	Revised Forecast	Previous Forecast
Sales volume	176.0 billion cigarettes	178.0 billion cigarettes

The international tobacco business	Revised Forecast	Previous Forecast
Sales volume	239.0 billion cigarettes	238.0 billion cigarettes
GFB sales volume	147.0 billion cigarettes	147.0 billion cigarettes
Exchange rate (US 1.00 dollar)	116.00 yen	115.00 yen

(Note) The above figures are based on judgments, evaluations, factual understandings, policies and other factors made in accordance with information available to the management. They are also based upon certain assumptions required to formulate forward-looking statements as well as information already confirmed to be factual. Actual figures may differ from those forecasted, depending on uncertainties inherent in such forecasts, as well as possible changes in the Company's operations and economic environment, including domestic and foreign stock markets. Please refer to the Notes Regarding Forward-Looking Statements below, before using the information provided in our forward-looking statements.

(3) Qualitative Information Regarding Changes of Consolidated Financial Position

Cash and cash equivalents as at the end of the this semi-annual period was 884.0 billion yen, decreased by 36.0 billion yen compared with the corresponding figure for the previous year end. (The balance was 874.0 billion yen at the end of the previous semi-annual period.)

Cash Flow from Operating Activities

Net cash of 265.0 billion yen was provided by operating activities during this semi-annual period, while net cash of 55.2 billion yen was provided during the previous semi-annual period. This was primarily due to an increase in tobacco excise taxes payable as the current semi-annual period end was financial institutions' non-working day, and a decrease in cash-out associated with voluntary retirement program as well as the stable cash flow generated by the tobacco business.

Cash Flow from Investing Activities

Net cash of 293.2 billion yen was used in investing activities during this semi-annual period, while net cash of 5.9 billion yen was provided during the previous semi-annual period. This was primarily due to the acquisition of short-term financial assets maturing over three months.

Cash Flow from Financing Activities

Net cash of 6.4 billion yen was used in financing activities during this semi-annual period, while net cash of 20.6 billion yen was used in the previous semi-annual period. This was primarily due to the effect of dividend payments exceeding the effect of an increase in short-term borrowings by subsidiaries.

Please see below for trend of Cash Flow index.

	Year ended				Six months ended September 30, 2006
	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2006	
Ratio of equity capital	54.9 %	49.8%	50.2%	58.0%	56.7%
Ratio of equity capital (based on market value)	47.8 %	50.2%	79.8%	136.3%	140.7%
Years for debt repayment	1.6	1.1	0.9	1.4	-
Interest coverage ratio	29.3x	41.1 x	48.7 x	26.0x	84.8 x

(Note) Ratio of equity capital: Equity capital / Total assets
Ratio of equity capital (based on market value): Total market value of shares / Total assets
Years for debt repayment:
Interest-bearing debt / Operating cash flow (no disclosure requirement for the semi-annual period)
Interest coverage ratio: Operating cash flow / Interest payment

* Each index is calculated based on consolidated financial figures.
  The figures for the year ended March 31, 2006 are calculated considering ex rights by the stock split.
* Total market value of shares is calculated as follows:
  Closing Stock Price at the end of the fiscal term
  × Total number of issued shares at the end of the fiscal term (including treasury stock)
* For Operating Cash Flow, figure of "Cash flow from operating activities" in the "Consolidated Statements of Cash Flows" is used. Interest-bearing debt means the total of all debt on which interest is paid on the Consolidated Balance Sheets.

(*) In addition to the above, reference information on the financial results is shown in the attachment of this Brief Statement.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;

(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;

(3) litigation in Japan and elsewhere;

(4) our ability to further diversify our business beyond the domestic and international tobacco industry;

(5) our ability to successfully expand internationally and make investments outside of Japan;

(6) competition and changing consumer preferences;

(7) the impact of any acquisitions or similar transactions;

(8) local and global economic conditions; and

(9) fluctuations in foreign exchange rates and the costs of raw materials.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2006 and September 30, 2006

	as of March 31, 2006	*as of September 30, 2006*	*Increase / Decrease*
ASSETS	*Millions of yen*	*Millions of yen*	*Millions of yen*
CURRENT ASSETS:	**1,608,154**	**1,877,778**	**269,624**
Cash and deposits	322,715	415,434	92,719
Trade notes and accounts receivable	134,182	157,243	23,061
Marketable securities	576,967	785,158	208,190
Inventories	406,832	406,182	△ 649
Other current assets	169,231	115,538	△ 53,693
Allowance for doubtful accounts	△ 1,776	△ 1,779	△ 3
FIXED ASSETS:	**1,429,180**	**1,384,897**	**△ 44,283**
Property, plant and equipment:	**596,544**	**592,239**	**△ 4,304**
Buildings and structures	238,049	230,884	△ 7,165
Machinery, equipment and vehicles	144,604	141,042	△ 3,562
Land	138,671	134,639	△ 4,032
Other	75,217	85,673	10,455
Intangible assets:	**579,519**	**549,782**	**△ 29,736**
Goodwill	355,183	349,736	△ 5,447
Trademarks	190,587	170,047	△ 20,540
Other	33,748	29,999	△ 3,749
Investments and other assets:	**253,117**	**242,874**	**△ 10,242**
Investment securities and other assets	254,941	244,607	△ 10,333
Allowance for doubtful accounts	△ 1,292	△ 1,277	14
Allowance for loss on investments	△ 531	△ 454	76
DEFERRED ASSETS	**44**	**31**	**△ 13**
TOTAL ASSETS	**3,037,378**	**3,262,706**	**225,328**

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2006 and September 30, 2006

	as of March 31, 2006	*as of September 30, 2006*	*Increase / Decrease*
LIABILITIES	*Millions of yen*	*Millions of yen*	*Millions of yen*
CURRENT LIABILITIES:	**626,355**	**804,532**	**178,177**
Trade notes and accounts payable	137,454	127,987	△ 9,466
Short-term bank loans	33,292	49,060	15,768
Current portion of long-term borrowings	18,203	19,193	989
National tobacco excise taxes payable	68,184	139,757	71,573
National tobacco special excise taxes payable	12,793	22,652	9,859
Local tobacco excise taxes payable	95,181	187,597	92,415
Accrued bonuses	27,610	24,324	△ 3,286
Other allowances	1,869	2,081	211
Other current liabilities	231,764	231,877	112
NON-CURRENT LIABILITIES:	**590,950**	**544,370**	**△ 46,580**
Bonds	150,000	150,000	-
Long-term borrowings	15,111	6,093	△ 9,018
Liabilities for retirement benefits	293,425	285,480	△ 7,944
Liabilities for retirement benefits for directors and corporate auditors	899	843	△ 56
Other non-current liabilities	131,513	101,953	△ 29,560
TOTAL LIABILITIES	**1,217,305**	**1,348,903**	**131,597**
MINORITY INTERESTS:			
MINORITY INTERESTS	**57,561**	**-**	**△ 57,561**
SHAREHOLDERS' EQUITY:			
COMMON STOCK	**100,000**	**-**	**△ 100,000**
CAPITAL SURPLUS	**736,400**	**-**	**△ 736,400**
RETAINED EARNINGS	**972,511**	**-**	**△ 972,511**
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	**35,531**	**-**	**△ 35,531**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	**△ 7,353**	**-**	**7,353**
TREASURY STOCK	**△ 74,578**	**-**	**74,578**
TOTAL SHAREHOLDERS' EQUITY	**1,762,511**	**-**	**△ 1,762,511**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**3,037,378**	**-**	**△ 3,037,378**

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2006 and September 30, 2006

	as of March 31, 2006	as of September 30, 2006	Increase / Decrease
	Millions of yen	Millions of yen	Millions of yen
NET ASSETS			
SHAREHOLDERS' EQUITY:	-	1,839,545	1,839,545
Common stock	-	100,000	100,000
Capital surplus	-	736,400	736,400
Retained earnings	-	1,077,723	1,077,723
Treasury stock	-	△ 74,578	△ 74,578
VALUATION AND TRANSLATION ADJUSTMENTS:	-	11,199	11,199
Net unrealized gains on investment securities	-	33,095	33,095
Net deferred gains on hedging instruments	-	1,207	1,207
Foreign currency translation adjustments	-	△ 23,103	△ 23,103
MINORITY INTERESTS	-	63,058	63,058
TOTAL NET ASSETS	-	1,913,803	1,913,803
TOTAL LIABILITIES AND NET ASSETS	-	3,262,706	3,262,706

CONSOLIDATED STATEMENTS OF INCOME

Japan Tobacco Inc. and Consolidated Subsidiaries
For the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006

	For the six months ended			*For the year ended*
	September 30, 2005	*September 30, 2006*	*Increase/ Decrease*	*March 31, 2006*
	Millions of yen	*Millions of yen*	*Millions of yen*	*Millions of yen*
NET SALES	**2,346,865**	**2,377,625**	**30,759**	**4,637,657**
COST OF SALES	**1,883,197**	**1,918,387**	**35,189**	**3,734,073**
Gross profit	**463,668**	**459,237**	**△ 4,430**	**903,583**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**298,396**	**281,393**	**△ 17,003**	**596,636**
Operating income	**165,272**	**177,844**	**12,572**	**306,946**
NON-OPERATING INCOME:	**4,991**	**10,913**	**5,922**	**12,655**
Interest income	1,580	3,866	2,285	4,300
Dividend income	1,377	1,219	△ 157	1,608
Foreign exchange gain	-	3,391	3,391	-
Other	2,033	2,435	402	6,745
NON-OPERATING EXPENSES:	**11,882**	**11,482**	**△ 399**	**21,759**
Interest expense	3,051	3,127	75	5,775
Foreign exchange loss	2,915	-	△ 2,915	2,892
Financial support for domestic leaf tobacco growers	804	3,619	2,814	863
Periodic mutual assistance association cost	1,537	1,356	△ 180	3,074
Other	3,573	3,379	△ 194	9,153
Recurring profit	**158,381**	**177,275**	**18,894**	**297,842**
EXTRAORDINARY PROFIT:	**37,939**	**32,593**	**△ 5,345**	**65,453**
Gain on sale of property, plant and equipment	36,615	30,407	△ 6,208	60,036
Other	1,323	2,186	862	5,416
EXTRAORDINARY LOSS:	**33,783**	**8,414**	**△ 25,369**	**62,302**
Loss on sale of property, plant and equipment	23,789	2,498	△ 21,291	24,875
Loss on disposal of property, plant and equipment	1,716	2,321	605	12,279
Loss on impairment of property, plant and equipment	1,396	1,306	△ 90	11,438
Business restructuring costs	6,465	-	△ 6,465	8,009
Introduction costs for vending machines with adult identification functions	-	1,573	1,573	-
Other	415	714	299	5,698
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	**162,537**	**201,454**	**38,917**	**300,993**
INCOME TAXES-CURRENT	59,397	76,336	16,939	49,686
INCOME TAXES-DEFERRED	-	-	-	45,209
MINORITY INTERESTS	2,139	2,464	325	4,555
NET INCOME	**101,000**	**122,653**	**21,653**	**201,542**

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the six months ended September 30, 2005 and for the year ended March 31, 2006

	For the six months ended September 30, 2005	*For the year ended March 31, 2006*
	Millions of yen	*Millions of yen*
CAPITAL SURPLUS:		
Capital surplus, beginning of period	**736,400**	**736,400**
Capital surplus, end of period	**736,400**	**736,400**
RETAINED EARNINGS:		
Retained earnings, beginning of period	**805,927**	**805,927**
Increase:	**101,000**	**201,542**
Net income for the period	101,000	201,542
Decrease:	**15,564**	**34,957**
Cash dividends paid	15,328	28,740
Bonuses to directors and corporate auditors	236	236
(Bonuses to corporate auditors included in above)	(30)	(30)
Minimum pension liability adjustment*	-	5,981
Retained earnings, end of period	**891,363**	**972,511**

*Adjustment to appropriate minimum pension liability by consolidated overseas subsidiaries applying accounting principles generally accepted in the United States of America ("U.S. GAAP")

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Japan Tobacco Inc. and Consolidated Subsidiaries
For the six months ended September 30, 2006

Millions of yen

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	**Total shareholders' equity**
Balance as of March 31, 2006	100,000	736,400	972,511	△ 74,578	**1,734,333**
Changes of items during the interim accounting period					
Cash dividend paid			△ 17,244		**△ 17,244**
Bonuses to directors and corporate auditors			△ 196		**△ 196**
Net income			122,653		**122,653**
Net changes of items other than shareholders' equity					
Total changes of items during the interim accounting period			105,212		**105,212**
Balance as of September 30, 2006	100,000	736,400	1,077,723	△ 74,578	**1,839,545**

Millions of yen

	Valuation and translation adjustments				Minority interests	**Total net assets**
	Net unrealized gains on investment securities	Net deferred gains on hedging instruments	Foreign currency translation adjustments	**Total valuation and translation adjustments**		
Balance as of March 31, 2006	35,531	-	△ 7,353	**28,178**	57,561	**1,820,073**
Changes of items during the interim accounting period						
Cash dividend paid						**△ 17,244**
Bonuses to directors and corporate auditors						**△ 196**
Net income						**122,653**
Net changes of items other than shareholders' equity	△ 2,436	1,207	△ 15,750	**△ 16,979**	5,497	**△ 11,481**
Total changes of items during the interim accounting period	△ 2,436	1,207	△ 15,750	**△ 16,979**	5,497	**93,730**
Balance as of September 30, 2006	33,095	1,207	△ 23,103	**11,199**	63,058	**1,913,803**

Note: Cash dividend paid and bonuses to directors and corporate auditors are items that were approved at the general shareholders' meeting in June 2006.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries

For the six months ended September 30, 2005 and 2006 and for the year ended March, 2006

	For the six months ended		*Increase/ Decrease*	*For the year ended*
	September 30, 2005	*September 30, 2006*		*March 31, 2006*
OPERATING ACTIVITIES:	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*
Income before income taxes and minority interests	162,537	201,454	38,917	300,993
Depreciation and amortization	61,586	62,953	1,366	124,854
Loss on impairment of property, plant and equipment	1,396	1,306	△ 90	11,438
Net gain on sale of property, plant and equipment	△ 13,056	△ 26,302	△ 13,245	△ 30,018
Amortization of goodwill	779	1,516	737	1,590
Decrease in liabilities for retirement benefits	△ 2,560	△ 9,877	△ 7,316	△ 6,591
Interest income and dividend income	△ 2,957	△ 5,086	△ 2,128	△ 5,909
Interest expense	3,051	3,127	75	5,775
(Increase) decrease in trade notes and accounts receivable	△ 9,382	△ 21,972	△ 12,590	765
(Increase) decrease in inventories	42,704	△ 2,411	△ 45,116	44,091
Increase (decrease) in trade notes and accounts payable	22,213	△ 11,877	△ 34,090	20,260
Decrease in other payable	△ 83,827	△ 35,574	48,252	△ 125,688
Increase (decrease) in tobacco excise taxes payable	△ 6,663	174,782	181,445	△ 13,972
Decrease in non-current other payable	△ 50,555	△ 23,556	26,998	△ 87,376
Other, net	△ 30,861	△ 13,334	17,526	△ 31,052
Sub-total	**94,404**	**295,146**	**200,741**	**209,158**
Interest and dividend received	3,042	5,010	1,967	5,910
Interest paid	△ 2,818	△ 2,727	91	△ 5,712
Income taxes paid	△ 39,383	△ 32,367	7,015	△ 59,014
Net cash provided by operating activities	**55,246**	**265,062**	**209,816**	**150,342**
INVESTING ACTIVITIES:				
Purchases of marketable securities	△ 15,706	△ 325,493	△ 309,787	△ 145,933
Proceeds from sale and redemption of marketable securities	22,680	50,783	28,102	121,700
Purchase of property, plant and equipment	△ 45,336	△ 46,674	△ 1,338	△ 82,850
Proceeds from sale of property, plant and equipment	46,542	35,330	△ 11,212	82,146
Purchase of intangible assets	△ 3,706	△ 4,203	△ 496	△ 8,966
Purchase of investment securities	△ 386	△ 1,596	△ 1,209	△ 2,733
Proceeds from sale and redemption of investment securities	1,613	4,422	2,809	4,341
Purchase of shares of newly consolidated subsidiaries, net of cash acquired	△ 34	△ 4,032	△ 3,997	△ 1,400
Proceeds from sale of shares of former consolidated subsidiaries, net of cash held	△ 143	△ 387	△ 243	△ 143
Other, net	407	△ 1,375	△ 1,782	7,480
Net cash provided by (used in) investing activities	**5,929**	**△ 293,227**	**△ 299,156**	**△ 26,357**
FINANCING ACTIVITIES:				
Net increase (decrease) in short-term bank loans	4,350	16,544	12,193	1,552
Proceeds from long-term borrowings	848	-	△ 848	-
Repayment of long-term borrowings	△ 10,097	△ 10,024	72	△ 19,473
Proceeds from minority shareholders	-	4,927	4,927	-
Dividends paid	△ 15,328	△ 17,244	△ 1,916	△ 28,740
Dividends paid to minority shareholders	△ 511	△ 483	28	△ 1,467
Other, net	45	△ 171	△ 216	△ 5
Net cash used in financing activities	**△ 20,692**	**△ 6,450**	**14,241**	**△ 48,134**
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**4,523**	**△ 1,443**	**△ 5,966**	**15,204**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**45,006**	**△ 36,059**	**△ 81,065**	**91,054**
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**829,087**	**920,141**	**91,054**	**829,087**
CASH AND CASH EQUIVALENTS, END OF PERIOD	**874,094**	**884,082**	**9,988**	**920,141**

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. SCOPE OF CONSOLIDATION

The number of consolidated subsidiaries is 154.

The main consolidated subsidiaries are JT International S.A., TS Network Co., Ltd. Torii Pharmaceutical Co., Ltd., Japan Beverage Inc. and JT Real Estate Inc.

For the semi-annual period ended September 30, 2006, two companies, including AD. Duvanska Industrija Senta, have been included in consolidation scope. Four companies, including Japan Beverage Shikoku Inc., have been excluded from consolidation scope as a result of merger. JTS Wiring Systems Corporation has been excluded from consolidation scope and became an associated company accounted for by the equity method due to a decrease in voting interest following the sales of shares.

Certain smaller subsidiaries have been excluded from the scope of consolidation since the aggregate amounts of their total assets, net sales, equity in net income and equity in retained earnings are not considered material to the consolidated financial statements, as a whole.

2. APPLICATION OF THE EQUITY METHOD

(1) Associated companies accounted for by the equity method.
Twelve companies, including JT CMK Corporation and NTT Data Wave Corporation.

(2) Certain unconsolidated subsidiaries and associated companies are not accounted for by the equity method since the amounts of net income or loss and retained earnings of these companies are not considered material individually and in the aggregate to the consolidated financial statements.

(3) Among companies accounted for by the equity method, those with semi-annual periods different from that of the Company, the semi-annual results of such companies for their respective semi-annual periods are used in consolidation.

3. SEMI-ANNUAL PERIOD OF CONSOLIDATED SUBSIDIARIES

The semi-annual periods of consolidated overseas subsidiaries generally end on June 30.

The accounts of these subsidiaries have been included on the basis of their semi-annual periods and necessary adjustments have been made to reconcile significant transactions that occurred during the intervening period between the end of their semi-annual periods and that of the Company.

4. ACCOUNTING POLICIES

(1) Valuation of significant assets

a) Securities

Held-to-maturity debt securities are stated at amortized costs (straight-line method).

Marketable securities and marketable investment securities are stated at market value as of the end of semi-annual period. (Net unrealized holding gains or losses are included in a component of shareholders' equity, and cost of securities sold is determined based on the moving-average cost method. In addition, compound financial instruments whose gains and losses including those of embedded derivatives are recorded to the consolidated statements of operations.)

Non-marketable securities are stated at moving-average cost.

b) Derivatives

Derivatives are accounted for by the fair value method.

c) Inventories

Inventories are stated principally at average cost, except for leaf tobacco held by the Company, which is subject to devaluation.

(2) Depreciation and amortization

a) Property, plant and equipment

Property, plant and equipment are carried at cost. Depreciation is generally computed using the declining-balance method except for assets of certain domestic consolidated subsidiaries, which have been computed using the straight-line method. Depreciation of buildings, which were acquired on or after April 1, 1998, except for annexed structures is computed using the straight-line method.

Useful lives applied for depreciation of major property, plant and equipment are principally as follows:

Buildings and structures	38-50 years
Machinery, equipment and vehicles	8 years

b) Intangible assets

Intangible assets are amortized using the straight-line method.

Useful lives applied for amortization of major intangible assets are principally as follows:

Trademarks	10 years

(3) Allowances and liabilities

a) Allowance for doubtful accounts

The allowance for doubtful accounts is stated at amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

b) Allowance for loss on investments

An allowance for loss on investments is recorded to provide for the loss on investments in certain non-marketable equity securities and is determined based on the respective financial condition of the investees.

c) Accrued bonuses

Bonus payments to employees, directors and corporate auditors are accrued based on the amounts expected to be paid.

d) Liabilities for retirement benefits

Liabilities for retirement benefits to employees (including corporate officers who are not the member of the board) at the semi-annual period were stated based on an estimated retirement benefits obligation and fair value of plan assets at the fiscal year end.

Unrecognized prior service cost has been amortized using the straight-line method over employees' average remaining service period or a shorter period (generally 10 years).

Unrecognized net actuarial loss has been amortized using the straight-line method over employees' average remaining service period or shorter period (generally 10 years) from the year following the fiscal year in which the actuarial difference occurs.

The Company also recognizes, as part of its liability for retirement benefits, its obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law .

e) Liabilities for retirement benefits for directors and corporate auditors

The liabilities for retirement benefits for directors and corporate auditors are provided for the amount that would be required to be paid if all directors and corporate auditors retired at the semi-annual period end.

(4) Foreign currency transactions

Foreign currency denominated receivables and payables are translated into Japanese yen at the current exchange rate prevailing at the end of semi-annual period. Exchange gains and losses are charged to income.

Assets and liabilities of consolidated overseas subsidiaries are translated into Japanese yen at the current exchange rate prevailing at the end of semi-annual period of individual subsidiaries, whereas profits and losses are translated using the average exchange rate of the semi-annual period. The difference is included in net assets as foreign currency translation adjustments.

(5) Lease transactions

Finance leases, except for leases that are deemed to transfer ownership of the leased property, are accounted for as operating leases.

(6) Hedge accounting

a) A gain or loss on derivative instruments designated as a hedge, is deferred until the hedged items are settled. If foreign exchange forward contracts meet certain hedge accounting criteria, they are not required to be separately accounted for. In such instances, foreign currency denominated assets and liabilities that are considered as hedged items are translated at the foreign exchange rate stipulated in the contract.

b) Hedging instruments and hedged items

Hedging instruments	**Hedged items**
Foreign exchange forward contracts	Forecasted foreign currency transactions
Interest rate swaps	Borrowings

c) Hedging policy

Derivative transactions are entered into in accordance with the Risk Management Policy and Practice Manual for financial instruments. The objective is to hedge the exposure to variability in expected future cash flows associated with foreign-currency-denominated transactions, and to hedge interest rate risks on certain future interests received on debt securities and certain future interest payments on borrowings and bonds.

d) Assessment of hedge effectiveness

In general, effectiveness is assessed by comparing the accumulated amount of changes in fair values of hedging instruments with that of hedged items. As to foreign exchange toward contracts that meet specific criteria, the assessment of effectiveness is omitted in accordance with accounting principles generally accepted in Japan.

(7) Accounting policies for consolidated overseas subsidiaries

JT International S.A. and other consolidated overseas subsidiaries principally maintain their accounting records in conformity with accounting principles generally accepted in the United States of America. The accounting policies followed by these subsidiaries, which are different from the Company's policies, are principally as follows:

a) Inventories

Inventories are generally stated at the lower of cost or market, cost being determined by the first-in, first-out method or the average cost.

b) Depreciation and amortization

Depreciation for property, plant and equipment is generally computed using the straight-line method over the estimated useful lives of the respective assets.

Trademarks are generally amortized using the straight-line method over 20 years. Amortization of other intangibles assets is generally computed using the straight-line method over the estimated useful lives of the assets.

c) Accounting for retirement benefit

If the liability for retirement benefits already recognized falls below the unfunded accumulated benefit obligation, an additional minimum liability is recognized. The amount additionally recognized, to the extent that exceeds unrecognized prior service cost, net of any tax benefits, (minimum pension liability adjustments), is directly charged to retained earnings in net assets.

d) Accounting for derivatives

Currency related derivatives are entered into for hedging purposes. All derivatives are recognized on the balance sheets as assets or liabilities and measured at fair value. The change in fair value is recognized in earnings when incurred.

(8) Other significant accounting policies

Consumption Tax:

National consumption tax and local consumption tax are accounted for separately from the related transactions.

5. AMORTIZATION OF GOODWILL

Goodwill is amortized on a straight-line basis over 5-20 years. Immaterial amounts of goodwill are charged to income when incurred. Goodwill recognized by consolidated overseas subsidiaries is no longer amortized but instead tested for impairment annually or more frequently if impairment indicators arise.

6. CASH AND CASH EQUIVALENTS IN CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents presented in the consolidated statements of cash flows are cash on hand, deposits which are withdrawable at anytime without notice, and highly liquid short term investments that are convertible to known amounts of cash with insignificant risk of changes in value and that have original maturities of three months or less.

CHANGE IN ACCOUNTING POLICY

For the semi-annual period ended September 30, 2006, the Company applied Accounting Standards for Directors' Bonus (Accounting Standards Board of Japan (ASBJ) Statement No.4, November 29, 2005).

This application has no material impact on operating income, recurring profit, and income before income taxes and minority interests.

For the semi-annual period ended September 30, 2006, the Company applied Accounting Standards for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No.5, December 9, 2005) and Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No.8, December 9, 2005)." The amount corresponding to "total shareholders' equity" as previously reported would be 1,849,537 million yen. Net assets in the Balance Sheet for the semi-annual period are presented according to the revised disclosure regulations of semi-annual consolidated financial statements.

NOTES

Notes to consolidated balance sheets as of March 31, 2006 and September 30, 2006

		Millions of yen
	as of March 31, 2006	*as of September 30, 2006*
1. Accumulated depreciation of property, plant and equipment:	907,286	914,075
2. Other current assets included commercial paper received under repurchase agreements, which were accounted for as short-term loans. The fair value of such commercial paper received as collateral from the counterparty:	79,974	20,000

3. The following outstanding amounts are included in national tobacco excise taxes payable, national tobacco special excise taxes payable and local tobacco excise taxes payable, respectively, as this semi-annual period end was financial institutions' non-working day.

National tobacco excise taxes payable: 49,188 million yen

National tobacco special excise taxes payable: 11,355 million yen

Local tobacco excise taxes payable: 94,086 million yen

Notes to consolidated statements of income for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006

1. Income tax expenses for the semi-annual periods determined based on the estimated annual effective tax rates with tax effects of temporary differences are included in "Income taxes" in the consolidated statements of income.

2. Major components of "SELLING, GENERAL AND ADMINISTRATIVE EXPENSES"

Millions of yen

	For the six months ended		*For the year ended*
	September 30, 2005	*September 30, 2006*	*March 31, 2006*
Advertising and general publicity	11,696	10,046	23,945
Sales promotion	72,082	58,176	142,147
Compensation, salaries and allowances	46,702	45,491	92,160
Provision for retirement benefits	5,292	5,469	10,459
Legal welfare	8,645	8,420	16,313
Employee bonuses	931	513	12,366
Accrual of bonuses	15,045	15,226	19,525
Depreciation	26,529	28,364	53,453
Research and development	18,329	20,470	37,505

3. Gain on sale of property, plant and equipment mainly consisted of gain on sale of land of 29,275 million yen.
4. Loss on sale of property, plant and equipment mainly consisted of loss on sale of land of 1,815 million yen.
5. Introduction costs for vending machines with adult identification functions are the share of expenses borne by JT for developing the adult identification system using integrated circuit cards, for the purpose of preventing underage smoking, of which nationwide implementation is scheduled in 2008.

Notes to consolidated statements of changes in net assets

1. Types and numbers of outstanding shares and treasury stock

	Number of shares as of March 31, 2005 (Thousands of shares)	Number of shares increased during the six months ended September 30, 2006 (Thousands of shares)	Number of shares decreased during the six months ended September 30, 2006 (Thousands of shares)	Number of shares as of September 30, 2006 (Thousands of shares)
Outstanding shares				
Common stock	2,000	8,000	-	10,000
Total	2,000	8,000	-	10,000
Treasury stock				
Common stock	83	335	-	419
Total	83	335	-	419

Note: The increased numbers of 8,000 thousand and 335 thousand for outstanding shares and treasury stocks, respectively, are due to the five-for-one stock split implemented on April 1, 2006.

2. Dividends

(1) Dividends payments

Approvals	Type of shares	Total amount of dividends	Dividends per share	Record date	Effective date
General shareholders' meeting on June 23, 2006	Common stock	17,244 million yen	9,000 yen	March 31, 2006	June 26, 2006

(2) Dividends whose record date is attributable to the current semi-annual period but to be effective after the current semi-annual period

Approvals	Type of shares	Total amount of dividends	Funds for dividends	Dividends per share	Record date	Effective date
Board meeting on October 31, 2006	Common stock	17,244 million yen	Retained earnings	1,800 yen	September 30, 2006	December 1, 2006

Notes to consolidated statements of cash flows

Reconciliation of cash and cash equivalents on the consolidated balance sheets to the consolidated statements of cash flows

			Millions of yen
	For the six months ended		*For the year ended*
	September 30, 2005	*September 30, 2006*	*March 31, 2006*
Cash and deposits	451,613	415,434	322,715
Time deposits with original maturity due over three months	△ 461	△ 2,438	△ 496
Short term investments with original maturity due within three months which are readily convertible to known amounts of cash with insignificant risk of changes in value			
Marketable securities	328,711	451,086	517,948
Other current assets	94,229	20,000	79,974
Cash and cash equivalents	874,094	884,082	920,141

LEASE TRANSACTIONS

For the six months ended September 30, 2005

(Lessee)

1. Finance leases except for leases that deem to transfer ownership of the leased property

(1)ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and vehicles	5,169	2,625	2,543
Tools	20,081	10,406	9,675
Others	2,463	317	2,145
Total	27,714	13,349	14,365

The above acquisition cost includes related interest expenses.

(2)OBLIGATION UNDER FINANCE LEASES

Due within one year	4,740 million yen
Due after one year	9,624 million yen
Total	14,365 million yen

The above obligations under finance leases include related interest expenses.

(3)LEASE PAYMENTS AND DEPRECIATION EXPENSE

Lease payments	2,786 million yen
Depreciation expense	2,786 million yen

(4)CALCULATION METHOD OF DEPRECIATION EXPENSE

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

2. Obligation under operating leases

Due within one year	3,570 million yen
Due after one year	9,229 million yen
Total	12,800 million yen

(Impairment loss)

No impairment losses have been allocated against leased assets.

For the six months ended September 30, 2006

(Lessee)

1. Finance leases except for leases that deem to transfer ownership of the leased property

(1)ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and vehicles	5,103	2,310	2,793
Tools	17,480	8,684	8,795
Others	2,454	620	1,834
Total	25,038	11,615	13,423

The above acquisition cost includes related interest expenses.

(2)OBLIGATION UNDER FINANCE LEASES

Due within one year	4,281 million yen
Due after one year	9,141 million yen
Total	13,423 million yen

The above obligations under finance leases include related interest expenses.

(3)LEASE PAYMENTS AND DEPRECIATION EXPENSE

Lease payments	2,414 million yen
Depreciation expense	2,414 million yen

(4)CALCULATION METHOD OF DEPRECIATION EXPENSE

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

2. Obligation under operating leases

Due within one year	3,942 million yen
Due after one year	8,765 million yen
Total	12,707 million yen

(Impairment loss)

No impairment losses have been allocated against leased assets.

For the year ended March 31, 2006

(Lessee)

1. Finance leases except for leases that deem to transfer ownership of the leased property

(1)ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and vehicles	4,722	2,418	2,303
Tools	17,768	9,441	8,327
Others	2,454	417	2,037
Total	24,945	12,277	12,668

The above acquisition cost includes related interest expenses.

(2)OBLIGATION UNDER FINANCE LEASES

Due within one year	4,182 million yen
Due after one year	8,486 million yen
Total	12,668 million yen

The above obligations under finance leases include related interest expenses.

(3)LEASE PAYMENTS AND DEPRECIATION EXPENSE

Lease payments	5,117 million yen
Depreciation expense	5,117 million yen

(4)CALCULATION METHOD OF DEPRECIATION EXPENSE

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

2. Obligation under operating leases

Due within one year	4,189 million yen
Due after one year	10,150 million yen
Total	14,339 million yen

(Impairment loss)

No impairment losses have been allocated against leased assets.

(Lessor)
Finance leases except for leases that deem to transfer ownership of the leased property

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and vehicles	692	614	77
Tools	1,012	495	516
Total	1,705	1,110	594

2. CLAIMS UNDER FINANCE LEASES

Due within one year	272 million yen
Due after one year	387 million yen
Total	659 million yen

The above claims under finance leases include related interest revenue.

3. LEASE REVENUE AND DEPRECIATION EXPENSE

Lease revenue	163 million yen
Depreciation expense	148 million yen

(Impairment loss)
No impairment losses have been allocated against leased assets.

(Lessor)
Finance leases except for leases that deem to transfer ownership of the leased property

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and vehicles	125	91	34
Tools	953	410	543
Total	1,079	501	577

2. CLAIMS UNDER FINANCE LEASES

Due within one year	219 million yen
Due after one year	432 million yen
Total	652 million yen

The above claims under finance leases include related interest revenue.

3. LEASE REVENUE AND DEPRECIATION EXPENSE

Lease revenue	120 million yen
Depreciation expense	110 million yen

(Impairment loss)
No impairment losses have been allocated against leased assets.

(Lessor)
Finance leases except for leases that deem to transfer ownership of the leased property

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and vehicles	546	524	21
Tools	753	337	415
Total	1,299	862	436

2. CLAIMS UNDER FINANCE LEASES

Due within one year	187 million yen
Due after one year	295 million yen
Total	482 million yen

The above claims under finance leases include related interest revenue.

3. LEASE REVENUE AND DEPRECIATION EXPENSE

Lease revenue	278 million yen
Depreciation expense	250 million yen

(Impairment loss)
No impairment losses have been allocated against leased assets.

FAIR VALUE OF MARKETABLE SECURITIES AND INVESTMENT SECURITIES

(AS OF SEPTEMBER 30, 2005)
1. MARKETABLE HELD-TO-MATURITY SECURITIES

Millions of yen

	Carrying amount on the consolidated balance sheet	*Fair value*	*Difference*
National and Local bonds	1,496	1,500	3
Others	200	200	0
Total	1,696	1,700	3

2. MARKETABLE SECURITIES AND MARKEATBLE INVESTMENT SECURITIES

Millions of yen

Type	*Acquisition cost*	*Carrying amount on the consolidated balance sheet*	*Difference*
Equity securities	33,424	73,560	40,135
Bonds	21,525	21,714	188
Bank debentures	21,021	21,024	2
Others	503	689	185
Others	5,592	7,672	2,079
Total	60,542	102,946	42,404

3. CARRYING AMOUNT OF NON-MARKETABLE SECURITIES

Millions of yen

	Carrying amount on the consolidated balance sheet
Unlisted equity securities	2,617
Unlisted debt securities	78,795
Certificates of deposits	250,000
Others	9,522

Notes: Write down of investment securities for the semi-annual period ended September 30, 2005 totaled 103 million yen.
In evaluating security values, a security whose value has declined by more than 50% is considered to have experienced "significant deterioration." A security whose value has declined from 30% to 50% and the impact on JT's financial position is material, is considered to have experienced "significant deterioration."
If a security has a strong chance of regaining its value, a security is not devaluated.

(AS OF SEPTEMBER 30, 2006)
1. MARKETABLE HELD- TO -MATURITY SECURITIES

Millions of yen

	Carrying amount on the consolidated balance sheet	*Fair value*	*Difference*
National and Local bonds	1,197	1,194	△ 3
Others	502	500	△ 1
Total	1,700	1,695	△ 5

2. MARKETABLE SECURITIES AND MARKEATBLE INVESTMENT SECURITIES

Millions of yen

Type	Acquisition cost	Carrying amount on the consolidated balance sheet	Difference
Equity securities	30,330	84,092	53,762
Bonds	20,904	21,218	313
Bank debentures	17,998	17,998	0
Others	2,906	3,219	313
Others	4,750	7,728	2,977
Total	55,985	113,038	57,053

Notes: "Bonds (Others)" include compound financial instruments, whose gains and losses from valuation including those of embedded derivatives are recorded to the semi-annual consolidated statements of income.

3. CARRYING AMOUNT OF NON-MARKETABLE SECURITIES

Millions of yen

	Carrying amount on the consolidated balance sheet
Unlisted equity securities	4,254
Unlisted debt securities	145,946
Certificates of deposits	612,500
Others	7,640

(AS OF MARCH 31, 2006)

1. MARKETABLE HELD- TO -MATURITY SECURITIES

Millions of yen

	Carrying amount on the consolidated balance sheet	Fair value	Difference
National and Local bonds	1,497	1,487	△ 9
Others	1,002	998	△ 3
Total	2,499	2,486	△ 13

2. MARKETABLE SECURITIES AND MARKETABLE INVESTMENT SECURITIES

Millions of yen

Type	Acquisition cost	Carrying amount on the consolidated balance sheet	Difference
Equity securities	33,015	90,287	57,271
Bonds	37,400	37,656	255
Bank debentures	35,982	35,993	11
Others	1,418	1,662	244
Others	5,150	8,216	3,066
Total	75,567	136,160	60,593

Notes: "Bonds (Others)" include compound financial instruments, whose gains and losses from valuation including those of embedded derivatives are recorded to the consolidated statements of income.

3. CARRYING AMOUNT OF NON-MARKETABLE SECURITIES

Millions of yen

	Carrying amount on the consolidated balance sheet
Unlisted securities	2,624
Unlisted debt securities	204,475
Certificates of deposits	327,300
Others	9,270

Notes: Write down of investment securities for the year ended March 31, 2006 totaled 11 million yen.

In evaluating security values, a security whose value has declined by more than 50% is considered to have experienced "significant deterioration." A security whose value has declined from 30% to 50% and the impact on JT's financial position is material, is considered to have experienced "significant deterioration."

If a security has a strong chance of regaining its value, a security is not devaluated.

DERIVATIVES

(AS OF SEPTEMBER 30, 2005)

INTEREST RATE

All interest rate related derivatives qualify for hedge accounting.

CURRENCY

Millions of yen

Type	Contract/Notional Principal amount	Fair value	Unrealized gain (loss)
Over-the-counter:			
Foreign currency forward contracts			
Buying	23,147	21,491	▵ 1,655
Selling	22,320	22,090	230
Currency option contracts			
Purchase option	-	-	-
Total	-	-	▵ 1,425

Notes: 1. Fair value was estimated based on the forward exchange rate.
2. Derivatives, which are accounted for as hedges, are not included in the above table.

(AS OF SEPTEMBER 30, 2006)

INTEREST RATE

All interest rate related derivatives qualify for hedge accounting.

CURRENCY

Millions of yen

Type	Contract/Notional Principal amount	Fair value	Unrealized gain (loss)
Over-the-counter:			
Foreign currency forward contracts			
Buying	10,685	11,166	480
Selling	38,543	39,046	▵ 502
Currency option contracts			
Purchase option	2,690	0	0
Total	-	-	▵ 21

Notes: 1. Fair value was estimated based on the forward exchange rate.
2. Derivatives, which are accounted for as hedges, are not included in the above table.

(AS OF MARCH 31, 2006)

INTEREST RATE

All interest rate related derivatives qualify for hedge accounting.

CURRENCY

Millions of yen

Type	Contract/Notional Principal amount	Fair value	Unrealized gain (loss)
Over-the-counter:			
Foreign currency forward contracts			
Buying	12,621	12,329	△ 291
Selling	43,233	43,662	△ 428
Currency option contracts			
Purchase option	24,200	212	212
Total	-	-	△ 507

Notes: 1. Fair value was estimated based on the forward exchange rate.
2. Derivatives, which are accounted for as hedges, are not included in the above table.

SEGMENT INFORMATION

1. OPERATIONS BY INDUSTRY SEGMENT

(For the six months ended September 30, 2005) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceutical	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales								
(1) Sales to customers	1,751,111	417,600	25,455	141,075	11,622	2,346,865	-	2,346,865
(2) Intersegment sales	20,892	33,601	-	72	11,647	66,214	(66,214)	-
Total	1,772,004	451,202	25,455	141,147	23,270	2,413,080	(66,214)	2,346,865
Operating expenses	1,655,356	414,437	27,076	138,044	19,233	2,254,147	(72,554)	2,181,593
Operating income (loss)	116,647	36,765	△ 1,620	3,103	4,036	158,932	6,339	165,272

(For the six months ended September 30, 2006) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceutical	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales								
(1) Sales to customers	1,731,193	468,374	23,089	144,660	10,306	2,377,625	-	2,377,625
(2) Intersegment sales	23,125	10,272	-	66	11,174	44,638	(44,638)	-
Total	1,754,318	478,647	23,089	144,726	21,481	2,422,263	(44,638)	2,377,625
Operating expenses	1,619,451	438,925	28,461	140,389	17,285	2,244,514	(44,734)	2,199,780
Operating income (loss)	134,866	39,721	△ 5,372	4,336	4,196	177,749	95	177,844

(For the year ended March 31, 2006) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceutical	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales								
(1) Sales to customers	3,405,281	881,187	49,256	278,378	23,552	4,637,657	-	4,637,657
(2) Intersegment sales	41,553	36,913	-	122	25,212	103,803	(103,803)	-
Total	3,446,835	918,101	49,256	278,501	48,765	4,741,460	(103,803)	4,637,657
Operating expenses	3,226,740	847,071	54,313	272,175	40,091	4,440,392	(109,682)	4,330,710
Operating income (loss)	220,095	71,030	△ 5,057	6,325	8,673	301,067	5,879	306,946

Notes:

1. Operations by industry segment are categorized based on types of products, characteristics and markets.

2. Main products or services under each category are as follows:

1) Domestic Tobacco	Tobacco products*
	*These include tobacco products sold at duty-free shops in Japan, as well as at markets in China, Hong Kong and Macao, which are covered by the China Division.
2) International Tobacco	Tobacco products
3) Pharmaceuticals	Prescription drugs
4) Foods	Beverages and processed foods
5) Others	Rent of real estate, leasing, engineering and others

3.The following table shows the amonts of depreciation and amortization, and goodwill amortization by industry segment which are included in operating expenses for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006.

Depreciation and amortization

(Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses) *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceutical	Foods	Others	Total	Elimination/ Corporate	Consolidated
For the six months ended September 30, 2005	43,828	10,892	1,644	2,493	6,980	65,840	(4,253)	61,586
For the six months ended September 30, 2006	38,813	15,046	1,450	1,912	6,036	63,259	(306)	62,953
For the year ended March 31, 2006	84,570	23,061	3,253	5,041	13,466	129,394	(4,539)	124,854

Goodwill amortization *Millions of yen*

	Domestic Tobacco	International Tobacco	Pharmaceutical	Foods	Others	Consolidated
For the six months ended September 30, 2005	544	-	-	235	-	779
For the six months ended September 30, 2006	573	-	-	943	-	1,516
For the year ended March 31, 2006	1,088	-	-	501	-	1,590

4.The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's subsidiary. TS Network Co., Ltd. distributes domestic tobacco products and sells imported tobacco products by wholesale.
The following table shows net sales of imported tobacco products via TS Network Co., Ltd. for the six months ended September 30, 2005 and 2006 and for the year ended March 31, 2006.

Millions of yen

For the six months ended September 30, 2005	576,467
For the six months ended September 30, 2006	615,033
For the year ended March 31, 2006	1,160,744

5. With respect to international tobacco business, the result for the period from January 1, 2006 to June 30, 2006 is reported as the result for the six months ended September 30, 2006. International consolidated subsidiaries, with the core operation by JT International S.A., set the closing date at June 30 for the semi-annual period.

2. OPERATIONS BY GEOGRAPHIC SEGMENT

(For the six months ended September 30, 2005) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales						
(1) Sales to customers	1,907,448	168,192	271,224	2,346,865	-	2,346,865
(2) Intersegment sales	21,674	98,175	10,160	130,010	(130,010)	-
Total	1,929,122	266,368	281,385	2,476,876	(130,010)	2,346,865
Operating expenses	1,807,499	264,676	245,887	2,318,063	(136,469)	2,181,593
Operating income	121,622	1,691	35,498	158,812	6,459	165,272

(For the six months ended September 30, 2006) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales						
(1) Sales to customers	1,885,540	168,467	323,617	2,377,625	-	2,377,625
(2) Intersegment sales	23,882	77,395	11,653	112,930	(112,930)	-
Total	1,909,422	245,862	335,270	2,490,555	(112,930)	2,377,625
Operating expenses	1,772,009	251,769	288,905	2,312,684	(112,904)	2,199,780
Operating income (loss)	137,413	△ 5,907	46,365	177,871	(26)	177,844

(For the year ended March 31, 2006) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales						
(1) Sales to customers	3,709,964	338,606	589,086	4,637,657	-	4,637,657
(2) Intersegment sales	42,368	153,513	18,943	214,825	(214,825)	-
Total	3,752,332	492,119	608,029	4,852,482	(214,825)	4,637,657
Operating expenses	3,524,195	492,966	535,164	4,552,326	(221,616)	4,330,710
Operating income (loss)	228,137	△ 846	72,865	300,155	6,790	306,946

Notes:
1. Operations by geographic area are categorized based on geographical approximation.
2. Main countries and areas included in each category other than Japan
   1) Western Europe — Switzerland, France, and Germany
   2) Others — Canada, Russia, and Malaysia

3.OVERSEAS SALES

(For the six months ended September 30, 2005) *Millions of yen*

	Total
1) Overseas sales	443,566
2) Consolidated sales	2,346,865
3) Percentage of overseas sales to consolidated sales (%)	18.9

(For the six months ended September 30, 2006) *Millions of yen*

	Total
1) Overseas sales	495,116
2) Consolidated sales	2,377,625
3) Percentage of overseas sales to consolidated sales (%)	20.8

(For the year ended March 31, 2006) *Millions of yen*

	Total
1) Overseas sales	935,198
2) Consolidated sales	4,637,657
3) Percentage of overseas sales to consolidated sales (%)	20.2

Note: Overseas sales are sales of the Company and consolidated subsidiaries in countries and areas other than Japan.

ADDITIONAL INFORMATION

1. JT's Canadian subsidiary, JTI-Macdonald Corp. (JTI-MC) received a Notice of Assessment from the Quebec Ministry of Revenue (QMR) demanding payment of approximately CAD 1.36 billion (approximately 114.6 billion yen) in duties, penalties and interest in relation to being accused of conducting contraband activities from 1990 to 1998, in the period in which the subsidiary was named RJR-Macdonald, before JT purchased the tobacco operations for countries other than the US from RJR Nabisco (RJR).

   JTI- MC filed an application of "Companies' Creditors Arrangement Act (CCAA)" to the Ontario Superior Court of Justice on August 24, 2004, as in the event of failing to immediately pay the tax bill, QMR would be allowed to confiscate JTI-MC's business assets and this could prevent JTI-MC from continuing its business operations. Filing the CCAA makes it possible for JTI-MC to continue business operations normally with its assets safeguarded as of September 30, 2006. In order to repay a part of its borrowings from other subsidiaries of JT, JT International Holding B.V., Dutch subsidiary of JT, offered the letter of credit corresponding to the repayment, issued by a financial institute to a court-appointed monitor in April 2006.

   Pursuant to the 1999 Purchase Agreement between JT and RJR, JT's view is that it will be entitled to seek indemnification from RJR (current Reynolds American Inc., and other successors) for any damages and expenses incurred by JTI-MC arising out of this matter. JT intends to exercise such right.

2. In July 2004, ZAO JTI Marketing and Sales ("M&S Corp."), Russian subsidiary of JT, received an assessment from the Moscow tax authorities in which it was ordered to pay approximately 2.4 billion rubles (approximately 8.8 billion yen) for unpaid VAT and other taxes, interest and additional taxes for the period of January 2000 to December 2000.

   M&S Corp. believes that the assessment from the Moscow tax authorities is based upon a misconstrued interpretation of the facts and lodged a suit with the Moscow Arbitration Court for the tax assessment to be invalidated. However, in September 2005, the Federal Arbitration Court for the Moscow District (cassation court) dismissed the appeal. M&S Corp. appealed to the Russian Supreme Arbitration Court in November 2005, and it reversed the previous decisions taken by the lower courts and returned the entire case to the Moscow Arbitration Court of the first instance in April 2006.

Consolidated Financial and Business Results for 1H FY 3/2007 and Full-term Forecasts for FY 3/2007

Caution concerning forward-looking statements

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1)health concerns relating to the use of tobacco products;
(2)legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3)litigation in Japan and elsewhere;
(4)our ability to further diversify our business beyond the tobacco industry;
(5)our ability to successfully expand internationally and make investments outside of Japan;
(6)competition and changing consumer preferences;
(7)the impact of any acquisitions or similar transactions;
(8)local and global economic conditions; and
(9)fluctuations in foreign exchange rates and the costs of raw materials.

Points in interim results and performance forecasts

- **Results for 1H FY 3/2007**
  - Increasing EBITDA, operating income and recurring profit for six consecutive interim periods
  - Avoiding a decline in profit due to a decrease in the sales volume of domestic tobacco business with price strategies
- **Forecasts for FY 3/2007**
  - Against the initial forecasts
    Revising upward from initial forecasts for both the domestic and international tobacco business
  - Against the actual results for the previous fiscal year
    Revising by expecting an increase of approximately 10 billion yen in EBITDA on a *year-on-year* basis

Smooth start toward achievement of the mid-term management plan "JT2008"

Results for 1H FY 3/2007

- **Summary of performance**
  - Increasing EBITDA, operating income and recurring profit for six consecutive interim periods, interim net income for three consecutive interim periods
  - Historical high of every profit index

(Unit: JPY billion)

	1H FY 3/2006	1H FY 3/2007	Change
Sales incl. taxes	2,346.8	2,377.6	30.7
Sales excl. taxes	1,008.6	1,022.3	13.6
EBITDA	227.6	242.3	14.6
Operating income	165.2	177.8	12.5
Recurring profit	158.3	177.2	18.8
Interim net income	101.0	122.6	21.6

Results for 1H FY 3/2007 (domestic tobacco business)

- Influence of the tax increase similar to the previous occurrence (July 2003)



(BNU)
180
160
140
120
100
80
60
40
20
0
Δ3.9%
Δ2.6%
Δ2.4%
Δ4.7%
Δ5.1%
Δ3.1%
Δ3.7%
Δ5.8%
1H FY3/2003
1H FY3/2004
1H FY3/2005
1H FY3/2006
1H FY3/2007
Total demand
Sales volume of JT products*



<Domestic share of JT products*>
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
65.8%
65.3%
64.9%
32.3
32.1
31.9
1H
2H
FY 3/2006
1H
FY 3/2007
Mild Seven
Other JT products
Competitors

* New basis = JT's original products + JTI's domestic products (Camel, Winston, Salem, etc.)

Results for 1H FY 3/2007 (domestic tobacco business)

- Changes in the component ratio by price zone and increases in the unit price



<Component ratio of price zones in total demand>
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
24%
20%
56%
24%
20%
56%
24%
62%
14%
1-3/2006
4-6/2006
7-9/2006
JPY 320 or above (JPY300 or above until Jun. 2006)
JPY 300 (JPY 280 until Jun. 2006)
JPY 290 or below (JPY 270 or below until Jun. 2006)



(JPY)
<Sales excl. taxes per 1,000 cigarettes of JT products*>
4,100
4,050
4,000
3,950
3,900
3,850
3,800
3,750
3,700
3,650
3,600
4,050
3,857
FY 3/2003
FY 3/2004
FY 3/2005
FY 3/2006
FY 3/2007

* New basis = JT's original products + JT'Is domestic products (Camel, Winston, Salem, etc.)

Results for 1H FY 3/2007 (domestic tobacco business)

- **Maintaining an increase in profits by covering losses in sales volume due to the tax increase with cost reductions, price hikes and other measures**

(Unit: JPY billion)

	1H FY 3/2006	1H FY 3/2007	Change
Sales excl. taxes	602.3	587.9	-14.3
EBITDA	161.0	174.2	13.2
Operating income	116.6	134.8	18.2

(Unit: billion cigarettes)

Sales volume of JT products	99.1	90.9	-8.2

Results for 1H FY 3/2007 (international tobacco business)

- **Performance exceeded that of previous year despite price competition in the Spanish market.**



(BNU)
«Sales volume for the 1st half»
120
100
80
60
40
20
113.7
70.2
2003
2004
2005
2006
Total Volume
GFB Volume

(Unit: JPY billion)

	1H FY 3/2006	1H FY 3/2007	Change
Sales excl. taxes	228.0	256.2	28.1
EBITDA	47.6	54.7	7.1
Operating income	36.7	39.7	2.9
Exchange rate (JPY/USD)	106.16	115.73	9.57

(Reference) Before royalty payment to JT (Unit: USD million)

EBITDA*	469	532	63

*** Like-for-like basis: Excluding JTI products sold in Japan**

(Note): Results of international tobacco business are for Jan-Jun 2006.

Results for 1H FY 3/2007 (pharmaceutical business)

Clinical development (as of October 31, 2006)

Code	Indication	Stage
JTT-705 (oral)	Dyslipidemia	Japan: Phase 1
JTT-130 (oral)	Hyperlipidemia	Japan: Phase 2 Overseas: Phase 2
JTK-303 (oral)	HIV	Japan: Phase 1
JTT-302 (oral)	Dyslipidemia	Overseas: Phase 1
JTT-305 (oral)	Osteoporosis	Japan: Phase 1 Overseas: Phase 1
JTT-551 (oral)	Type 2 diabetes mellitus	Japan: Phase 1 Overseas: Phase 1
JTT-552 (oral)	Hyperuricemia	Japan: Phase 1

Advancing during Q1

Advancing during Q2

(Unit: JPY billion)

	1H FY 3/2006	1H FY 3/2007	Change
Sales	25.4	23.0	-2.3
EBITDA	0.0	-3.9	-3.9
Operating income	-1.6	-5.3	-3.7

Results for 1H FY 3/2007 (foods business)

(Unit: JPY billion)

	1H FY 3/2006	1H FY 3/2007	Change
Sales	141.0	144.6	3.5
EBITDA	5.8	7.1	1.3
Operating income	3.1	4.3	1.2


Roots
INSPIRATION
Roots "INSPIRATION"


"Obento Daininki" Series "Fukkura Omuretsu"


"Imadoki Wazen" Series "Renkon Hasami Age"

Full-term forecasts for FY 3/2007

Full-term forecasts for FY 3/2007 (domestic tobacco business)

- **Expected sales volume of JT products**
  - Initial forecast of 178 billion
    -> Revised forecast of 176 billion cigarettes.



(BNU)
250
200
150
100
50
0
-5.4%
-2.8%
-3.9%
186.8
176.0
-5.8%
Including effects of tax increase July 2003
Including effects of tax increase July 2006
FY3/2003
FY3/2004
FY3/2005
FY3/2006
FY3/2007

* New basis = JT's original products + JTI's domestic products (Camel, Winston, Salem, etc.)

- **Improvement of brand equity**
  - Reinforcement of MILD SEVEN brands
    Trying to improve equity with the brand image integrated through package redesigning for nine products



Full-term forecasts for FY 3/2007 (domestic tobacco business)

- **Improvement of the presence in growing segments**


(%)
<Conditions of growing segments (1mg tar, menthol, and the premium category)>
50
40
30
20
10
0
42.1
43.3
17.0
17.1
Q1 Q2 Q3 Q4
FY 3/2005
Q1 Q2 Q3 Q4
FY 3/2006
Q1 Q2
FY 3/2007
Share of growing segments in total market (excl. duplication)
Share of growing segments of JT products* in total market (excl.

* New basis = JT's original products + JTI's domestic products (Camel, Winston, Salem, etc.)

- From October, five new products have been launched in limited areas and sales of one brand have been expanded nationwide.


CAMEL MENTHOL BOX
BEVEL FINA SHINEBERRY
CABIN ONE Tasty 100's Box
Peace INFINITY
SAKURA
Salem MENTHOL ICE BLUE

Full-term forecasts for FY 3/2007 (domestic tobacco business)

- **Introduction of vending machines with adult identification system**


Primary area
Secondary area
Tertiary area
Pilot area

Source: Tobacco Institute of Japan


taspo
taspo

<introduction expenses by JT in each financial period>

(Unit: JPY billion)

	FY 3/2007	FY 3/2008 Note	FY 3/2009 Note	Total
TIOJ system	7.0	7.0	13.0	27.0
Investment for the vending machines	22.0	16.0	0.0	38.0
				65.0

Note: Since they are calculated on a trial basis, figures above may be chnaged.

Full-term forecasts for FY 3/2007 (domestic tobacco business)

- **Against actual results of the previous fiscal year**
  Income is expected to exceed that of the previous fiscal year thanks to improvement of the leaf tobacco reappraisal profit and loss and effects of the price hikes.

- **Against the initial forecasts**
  Effects of the price hikes and improvement of the leaf tobacco reappraisal profit and loss are likely to cover profit decline initially estimated due to a fall in sales volume.

(Unit: JPY billion)

	FY 3/2006 Actual A	FY 3/2007 Initial forecast B	FY 3/2007 Revised forecast C	Change C-A
Sales incl. Taxes	3,405.2	3,390.0	3,430.0	24.7
EBITDA	305.7	279.0	313.0	7.2
Operating income	220.0	191.0	229.0	8.9

[Assumption] (Unit: billion cigarettes)

Sales volume of JT products	189.4	178.0	176.0	-13.4

Full-term forecasts for FY 3/2007 (International tobacco business)

- **Compared to the previous fiscal year**
  EBITDA* : maintain double digit growth for six consecutive years
  *EBITDA before royalty payment to JT, like-for-like basis
- **Compared to the initial forecast**
  Revised forecast confirms the achievability of our objective, "Grow sustainable EBITDA in the mid-teens" in this financial period.
- **Strong performance of sales volume in Jan-Sep**

(Unit: JPY billion)

	FY 3/2006 Actual A	FY 3/2007 Initial forecast B	FY 3/2007 Revised forecast C	Change C-A	% (C-A)/A
Sales incl. taxes	881.1	1,030.0	990.0	108.8	12.3
EBITDA	94.0	107.0	109.0	14.9	15.8
Operating income	71.0	76.0	78.0	6.9	9.8

(Reference) Before royalty payment to JT (Unit: USD million)

EBITDA*	925	1,050	1,070	145	15.6

* Like-for-like basis: Excluding JTI products sold in Japan

[Assumption]

Total volume (BNU)	220.3	238.0	239.0	18.7	8.5
GFB volume (BNU)	133.8	147.0	147.0	13.2	9.8
Exchange rate (JPY/USD)	110.26	115.00	116.00	5.74	

(Notes): Forecast of international tobacco is for FY 12/2006.

Full-term forecasts for FY 3/2007 (pharmaceutical business & foods business)

¤ Pharmaceutical business

- **Against actual results of the previous fiscal year:** Loss is expected to expand due to an increase in R&D expenses and one-time revenue from licensing-out of JTK-303 in the previous fiscal year.
- **Against the initial forecasts:** Revised downward mainly due to a decrease in revenues of Torii Pharmaceutical Co., Ltd.

(Unit: JPY billion)

	FY 3/2006 Actual A	FY 3/2007 Initial forecast B	FY 3/2007 Revised forecast C	Change C-A
Sales	49.2	45.5	44.5	-4.7
EBITDA	-1.8	-8.0	-9.5	-7.6
Operating income	-5.0	-11.0	-12.5	-7.4

¤ Foods business

- **Against actual results of the previous fiscal year:** Both sales and income are expected to increase mainly due to an increase in sales volume and a reduction of fixed costs through the effective allocation of expenses.
- **Against the initial forecasts:** Stably moving as initially planned

(Unit: JPY billion)

	FY 3/2006 Actual A	FY 3/2007 Initial forecast B	FY 3/2007 Revised forecast C	Change C-A
Sales	278.3	286.0	286.0	7.6
EBITDA	11.8	12.0	12.0	0.1
Operating income	6.3	7.0	7.0	0.6

Full-term forecasts for FY 3/2007

¤ Against actual results of the previous fiscal year

EBITDA, operating income, recurring profit and net income are likely to mark historical highs.

¤ Against the initial forecasts

All profit indices are revised upward.

(Unit: JPY billion)

	FY 3/2006 Actual A	FY 3/2007 Initial forecast B	FY 3/2007 Revised forecast C	Change C-A
Sales incl. taxes	4,637.6	4,770.0	4,770.0	132.3
EBITDA	433.3	409.0	444.0	10.6
Operating income	306.9	270.0	308.0	1.0
Recurring profit	297.8	267.0	310.0	12.1
Net income	201.5	179.0	206.0	4.4
ROE (%)	12.4	9.7	11.2	-1.2pt
FCF	145.5	325.0	354.0	208.4

[Reference Material]

Analysis of Consolidated Financial Results for 1H FY 3/2007 and Forecast for FY 3/2007

The Delight Factory

Results for 1H FY 3/2007

- **Domestic Tobacco Business – Net sales** excl. tobacco excise tax*
  *Excluding imported tobacco



1H FY 3/2006
398.4
Volume effect
-18.8
Unit price effect
+8.5
Marlboro
-16.2
Others
+1.9
1H FY 3/2007
373.8
350
360
370
380
390
400
(JPY bn)

20

Results for 1H FY 3/2007

¤ Domestic Tobacco Business - EBITDA



1H FY 3/2006
161.0
Volume effect
-14.5
Unit price effect
+8.5
Cost reduction
+10.0
Leaf tobacco reappraisal gain/loss
+4.9
Marlboro
-6.7
Others
+11.0
1H FY 3/2007
174.2
140
145
150
155
160
165
170
175
(JPY bn)

Results for 1H FY 3/2007

¤ International Tobacco Business – Net sales excl. tobacco excise tax



1H FY3/2006*
2,067
Volume effect
+205
Unit price and product mix effect
-15
Forex impact
Forex impact between US$ and each local currency
-43
1H FY3/2007
2,214
1,950
2,000
2,050
2,100
2,150
2,200
2,250
2,300
(US$ mil)

* Like-for-like basis: Reflecting an adoption of a US GAAP requirement on net sales

(Reference) Industry segment information basis

International Tobacco Business - Net sales excluding tobacco excise tax:

From JPY 228.0 bn to JPY 256.2 bn (up JPY 28.1 bn)

Results for 1H FY 3/2007

¤ International Tobacco Business - EBITDA (before royalty payment to JT)

Like-for-like basis: From US$ 469 mil to US$ 532 mil (up 13.5%)



1H FY3/2006
518
Inpact of transferred Japan business
-49
(Like-for-like basis)
469
Volume effect
+88
Unit price and product mix effect
-3
Forex impact
Forex impact between US$ and each local currency
+2
Others
-24
1H FY3/2007
532
420
440
460
480
500
520
540
560
(US$ mil)

(Reference) Industry segment information basis

International Tobacco Business – EBITDA: From JPY 47.6 bn to JPY 54.7 bn (up JPY 7.1 bn)

Results for 1H FY 3/2007

¤ Pharmaceutical Business – Net sales



1H FY 3/2006
25.4
Trii Pharmaceutical Co. Ltd (non-consolidated)
-0.6
Royalty income, etc.
-1.7
1H FY 3/2007
23.0
21.5
22.0
22.5
23.0
23.5
24.0
24.5
25.0
25.5
(JPY bn)

Results for 1H FY 3/2007

¤ Pharmaceutical Business - EBITDA



1H FY 3/2006
0.0
R&D expenses (non-consolidated)
-1.0
Operating income of Torii Pharmaceutical Co. Ltd. (non-consolidated)
-1.7
Royalty income, etc
-1.1
1H FY 3/2007
-3.9
-4.0
-3.5
-3.0
-2.5
-2.0
-1.5
-1.0
-0.5
0.0
(JPY bn)

25

Results for 1H FY 3/2007

¤ Foods Business – Net sales



1H FY 3/2006
141.0
Beverages (VM sales)
+1.7
Beverages (general sales)
+0.4
Frozen processed foods
+0.8
Bakery
+0.0
Chilled processed foods
+1.6
Seasonings
-0.1
Others
-0.9
1H FY 3/2007
144.6
138
140
142
144
146
(JPY bn)

26

Results for 1H FY 3/2007

¤ Foods Business – Operating income



1H FY 3/2006
3.1
Marginal profit of Bevarage business
+0.5
Fixed cost of Beverage business
+1.0
Marginal profit of Processed foods business
+0.2
Fixed cost of Processed foods business
-0.2
Overhead costs
-0.3
1H FY 3/2007
4.3
0.0
1.0
2.0
3.0
4.0
5.0
(JPY bn)

Results for 1H FY 3/2007

¤ Recurring profit



1H FY 3/2006
158.3
Operating income
+12.5
Non-operating income/loss
+6.3
1H FY 3/2007
177.2
140
150
160
170
180
(JPY bn)

Positive factors:
-Improvement of Profit/loss on foreign exchange (6.3bn)
-Increase of interest income (2.2bn)
Negative factors:
-Increase of financial support for domestic tobacco growers (2.8bn)

¤ Net income



1H FY 3/2006
101.0
Recurring profit
+18.8
Extraordinary profit/loss, income tax, etc.
+2.7
1H FY 3/2007
122.6
80
90
100
110
120
130
(JPY bn)

Positive factors:
-Decrease of loss on sale of property, plant and equipment (21.2bn)
-Decrease of business restructuring costs (6.4bn) etc.
Negative factors:
-Increase of income tax, etc. (16.9bn)
-Decrease of gain on sale of property, plant and equipment (6.2bn)
-Increase of introduction costs for vending machines with adult identification functions (1.5bn) etc.

Summary of Consolidated B/S as of Sep. 30, 2006

¤ ASSETS


(JPY bn)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,037.3
3,262.7
1,608.1
1,877.7
1,429.1
1,384.8
as of Mar. 31, 2006
as of Sep. 30, 2006
Current Assets
Fixed Assets

Compared to those as of Mar. 31, 2006 (Main factor)

¤ Current Assets – up JPY 269.6 bn

- Cash and cash equivalents* (business operation): up JPY 240.9 bn
  *Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements
- Operating receivables* (business operation): up JPY 23.0 bn
  *Operating receivables = Trade notes and accounts receivable

¤ Fixed Assets – down JPY 44.2 bn

- Increased by capital expenditure: JPY 44.6 bn
- Decreased by depreciation and amortization*: JPY 64.4 bn
  *Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets, long-term prepaid expenses and goodwill

Summary of Consolidated B/S as of Sep. 30, 2006

¤ LIABILITIES


(JPY bn)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,037.3
3,262.7
1,217.3
1,348.9
1,820.0
1,913.8
as of Mar. 31, 2006
as of Sep. 30, 2006
Total Liabilities
Total Net Assets

Compared to those as of Mar. 31, 2006 (Main factor)

¤ Total Liabilities – up JPY 131.5 bn

- Interest-bearing debt* (increase of short-term bank loans): up JPY 7.7 bn
  *Interest-bearing debt= short-term bank loans + bonds + long-term bank loans
- Tobacco excise taxes payable* (payment deferral for calendar date): up JPY 173.8 bn
  *Tobacco excise taxes payable= national tobacco excise taxes payable + national special tobacco excise taxes payable + local tobacco excise taxes payable
- Other payable*(payment for retirement allowance): down JPY 65.3 bn
  *Other payable= other payable (current liabilities) + non-current other liabilities

¤ Total Net Assets – up JPY 93.7 bn

- Retained earnings: up JPY 105.2 bn
- Minority interests: up JPY 5.4 bn

> **Ratio of equity capital: 58.0% -> 56.7%**

Forecast for FY 3/2007 compared to results of the previous fiscal year

¤ Domestic Tobacco Business – Net sales incl. tobacco excise tax



(JPY bn)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,405.2
3,430.0
1,160.7
1,219.0
Imported tobacco*
2,244.5
2,211.0
JT Domestic
FY 3/2006
FY 3/2007 Forecast

[Positive factors]
- Increase in imported tobacco from JPY 1,160.7 bn to JPY 1,219.0 bn (up JPY 58.2bn)
- Increase in unit price of JT products by tax hike

[Negative factors]
- Decrease in Marlboro sales volume (3.3 bn cigarettes)
- Decrease in JT sales volume (10.1 bn cigarettes)

(Total: 189.4 bn cigarettes -> 176.0 bn cigarettes, down 13.4 bn cigarettes)

*On the consolidated basis, net sales of domestic tobacco business includes imported tobacco sales, which are handled by TS Network, JT's subsidiary.

Forecast for FY 3/2007 compared to results of the previous fiscal year

¤ Domestic tobacco business - EBITDA / Operating income



(JPY bn)
350
300
250
200
150
100
50
-
305.7
220.0
313.0
229.0
FY 3/2006
FY 3/2007 Forecast
EBITDA
Operating income

[Positive factors]
- Increase in unit price (JPY 25.0 bn)
- Improvement of leaf tobacco reappraisal profit/loss (JPY 16.7 bn)
- Cost reduction (JPY 2.5 bn)

[Negative factors]
- Decrease in Marlboro sales volume (3.3 bn cigarettes, approx. JPY 6.7 bn)
- Decrease in JT sales volume (10.1 bn cigarettes, approx. JPY 30.0 bn)

Forecast for FY 3/2007 compared to results of the previous fiscal year

¤ International Tobacco Business – Net sales incl. tobacco excise tax



(JPY bn)
1,200.0
1,000.0
800.0
600.0
400.0
200.0
0.0
881.1
990.0
FY3/2006
FY3/2007 Forecast

[Positive factors]
-Balanced top-line growth in mature and emerging markets

(Reference)

- JPY/US$ foreign exchange rate: from US$1=JPY 110.26 to US$1=JPY 116.00 (down JPY 5.74)

Forecast for FY 3/2007 compared to results of the previous fiscal year

¤ International Tobacco Business - EBITDA before royalty payment to JT



(JPY bn)
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
107.4
124.0
FY3/2006
FY3/2007 Forecast

[Positive factors]
- Top-line growth in core markets sustained by GFB and brand portfolio enhancement

(Reference) Industry segment information base

International Tobacco Business – EBITDA: from JPY 94.0 bn to JPY 109.0 bn (up JPY 14.9 bn)

International Tobacco Business - Operating income: from JPY 71.0 bn to JPY 78.0 bn (up JPY 6.9 bn)

- JPY/US$ foreign exchange rate: from US$1=JPY 110.26 to US$1=JPY 116.00 (down JPY 5.74)

Forecast for FY 3/2007 compared to results of the previous fiscal year

¤ Pharmaceutical Business – Net sales



(JPY bn)
60
50
40
30
20
10
49.2
44.5
FY 3/2006
FY 3/2007 Forecast

[Positive factors]

-FY3/2007: One-time revenue from licensing-out of new compound to GlaxoSmithKline Inc.

[Negative factors]

-FY 3/2006: One-time revenue from licensing-out of JTK-303 to Gilead Sciences Inc (US$ 15 mil)

-Decrease in Viracept royalty

-Decrease in net sales of Tri Pharmaceutical Co. Ltd. (JPY 1.0 bn)

35

Forecast for FY 3/2007 compared to results of the previous fiscal year

¤ Pharmaceutical Business - EBITDA / Operating income



(JPY bn)
0.0
-2.0
-4.0
-6.0
-8.0
-10.0
-12.0
-14.0
-1.8
-5.0
-9.5
-12.5
FY 3/2006
FY 3/2007 Forecast
EBITDA
Operating income

[Positive factors]

-FY3/2007: One-time revenue from licensing-out of new compound to GlaxoSmithKline Inc.

[Negative factors]

-FY 3/2006: One-time revenue from licensing-out of JTK-303 to Gilead Sciences Inc (US$ 15 mil)

-Decrease in Viracept royalty

-Decrease in operating income of Tri Pharmaceutical Co. Ltd. (from JPY 7.6 bn to JPY 5.0 bn, down JPY 2.6 bn)

-Increase in R&D expenses (non-consolidated)

36

Forecast for FY 3/2007 compared to results of the previous fiscal year

¤ Foods Business – Net sales



(JPY bn)
290
280
270
260
250
240
230
220
210
278.3
286.0
FY 3/2006
FY 3/2007 Forecast

[Positive factors]

- Steady expansion of vending machine sales channels in Beverage business
- Developing and launching new products by thoroughly pursuing differentiation in frozen processed foods business
- Expansion in chilled processed foods business

Forecast for FY 3/2007 compared to results of the previous fiscal year

¤ Foods Business - EBITDA / Operating income



(JPY bn)
14
12
10
8
6
4
2
0
11.8
6.3
12.0
7.0
FY 3/2006
FY 3/2007 Forecast
EBITDA
Operating income

[Positive factors]

- Increase in beverage sales through vending machine channels
- Increase in frozen processed foods and chilled processed foods business
- Cost savings and efficiency enhancement across business

Forecast for FY 3/2007 compared to results of the previous fiscal year

¤ Recurring profit



FY 3/2006
297.8
Operating income
+1.0
Non-operating income/loss
+11.2
FY 3/2007 Forecast
310.0
290
295
300
305
310
(JPY bn)

Positive factors:
-Improvement of profit/loss on foreign exchange
-Increase of interest income
Negative factors:
-Increase of financial support for domestic tobacco growers

¤ Net income



FY 3/2006
201.5
Recurring profit
+12.1
Extraordinary profit/loss, income tax, etc.
-7.6
FY 3/2007 Forecast
206.0
195
200
205
210
215
(JPY bn)

Positive factors:
-Decrease of loss on sale of property, plant and equipment
-Decrease of impairment loss
-Decrease of business restructuring costs etc.
Negative factors:
-Increase of introduction costs for vending machines with adult identification functions (approx. JPY 7.0 bn)
-Decrease of gain on sale of property, plant and equipment
-Increase of income tax, etc. etc.

1. Breakdown of net sales (unit: JPY billion)

	6 months ended Sep. 2005	6 months ended Sep. 2006	Change
Net sales including excise tax	2,346.8	2,377.6	30.7
Domestic tobacco	1,751.1	1,731.1	-19.9
Excluding imported tobacco	1,174.6	1,116.1	-58.4
International tobacco	417.6	468.3	50.7
Net sales excluding excise tax(Excluding imported tobacco)	804.6	808.1	3.5
Domestic tobacco	398.4	373.8	-24.5
International tobacco	228.0	256.2	28.1
Pharmaceutical	25.4	23.0	-2.3
Foods	141.0	144.6	3.5
Beverages	96.4	98.6	2.1
Processed foods	44.6	46.0	1.3
Others	11.6	10.3	-1.3

* International tobacco business: Jan-Jun 2006 results

2. Leaf tobacco reappraisal profit / loss* (unit: JPY billion)

	6 months ended Sep. 2005	6 months ended Sep. 2006	Change
Leaf tobacco reappraisal profit / loss	1.3	-3.5	-4.9

* Profit when denoted negative

3. Breakdown of SG&A expenses (unit: JPY billion)

	6 months ended Sep. 2005	6 months ended Sep. 2006	Change
SG&A	298.3	281.3	-17.0
Personnel*	76.6	75.1	-1.4
Advertising and general publicity	11.6	10.0	-1.6
Sales promotion	72.0	58.1	-13.9
R&D	18.3	20.4	2.1
Depreciation and amortization	26.5	28.3	1.8
Others	93.1	89.2	-3.9

* Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses

4. EBITDA by business segment[*1] (unit: JPY billion)

	6 months ended Sep. 2005	6 months ended Sep. 2006	Change
Consolidated EBITDA	227.6	242.3	14.6
Operating income	165.2	177.8	12.5
Depreciation and amortization [*2]	62.3	64.4	2.1
Domestic tobacco EBITDA	161.0	174.2	13.2
Operating income	116.6	134.8	18.2
Depreciation and amortization [*2]	44.3	39.3	-4.9
International tobacco EBITDA	47.6	54.7	7.1
Operating income	36.7	39.7	2.9
Depreciation and amortization [*2]	10.8	15.0	4.1
Pharmaceutical EBITDA	0.0	-3.9	-3.9
Operating income	-1.6	-5.3	-3.7
Depreciation and amortization [*2]	1.6	1.4	-0.1
Foods EBITDA	5.8	7.1	1.3
Operating income	3.1	4.3	1.2
Depreciation and amortization [*2]	2.7	2.8	0.1
Others EBITDA	11.0	10.2	-0.7
Operating income	4.0	4.1	0.1
Depreciation and amortization [*2]	6.9	6.0	-0.9

(Reference) (unit:USD million)

International tobacco EBITDA (Before royalty payment)	518	532	14

*1 EBITDA=operating income + depreciation and amortization[*2]

*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

* International tobacco business: Jan-Jun 2006 results

5. Amortization relating to major acquisitions (unit: JPY billion)

	6 months ended Sep. 2005	6 months ended Sep. 2006	Years to amortize	Finish date
JT International	17.2	17.2	-	-
Trademark rights (owned by JT)	14.6	14.6	10	Apr-09
Patents (owned by JT)	1.9	2.0	8	Apr-07
Goodwill*	0.5	0.5	20	Mar-25
Japan Beverage				
Goodwill	0.1	0.3	5	Mar-07

* Effective from the fiscal year ended Mar. 31, 2002, amortization of goodwill of JT International ceased due to the adoption of a new accounting pronouncement by JT International. Since then, the goodwill is subject to being tested for impairment annually. From the fiscal year ended Mar. 31, 2006, amortization of a part of this goodwill allocated to the domestic tobacco business started over 20 years.

6.Capital expenditure (unit: JPY billion)

	6 months ended Sep. 2005	6 months ended Sep. 2006	Change
Capital expenditures	49.4	44.6	-4.7
Domestic tobacco	55.0	23.4	-31.6
International tobacco	10.8	13.2	2.4
Pharmaceutical	0.9	1.4	0.5
Foods	2.0	2.1	0.1
Others	6.9	4.7	-2.2

7. Cash and cash equivalents* (unit: JPY billion)

	As of end of Mar. 2006	As of end of Sep. 2006	Change
Cash and cash equivalents	979.6	1,220.5	240.9

* Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements

8. Interest-bearing debt* (unit: JPY billion)

	As of end of Mar. 2006	As of end of Sep. 2006	Change
Interest-bearing debt	216.6	224.3	7.7

* Interest-bearing debt = short-term bank loans + bonds + long-term debt

9. Business data

<Domestic tobacco business>	6 months ended Sep. 2005	6 months ended Sep. 2006	Change
JT sales volume* (billion cigarettes)	99.1	90.9	-8.2
Total demand (billion cigarettes)	146.8	139.9	-6.8
JT Market share	67.5%	64.9%	- 2.6%pt
JT net sales before tax per 1,000 cigarettes (JPY)	11,684	12,074	390
JT net sales after tax per 1,000 cigarettes (JPY)	3,874	3,932	58

* Sales volume of domestic duty-free and China division is excluded, which was 1.7billion for 6 months ended Sep. 30, 2006 and 1.6 billion for 6 months ended Sep. 30, 2005, respectively.

<International tobacco business>	6 months ended Jun. 2005	6 months ended Jun. 2006	Change
Total sales volume (billion cigarettes)	104.6	113.7	9.1
GFB sales volume (billion cigarettes)	64.4	70.2	5.9
JPY/USD rate for consolidation (JPY)	106.16	115.73	9.57

<Pharmaceutical business>	6 months ended Sep. 2005	6 months ended Sep. 2006	Change
Royalty revenue of Viracept (USD million)	25	21	-4
R&D expenses (parent company) (JPY billion)	9.4	10.5	1.0

<Foods business - Beverage business>	As of end of Mar. 2006	As of end of Sep. 2006	Change
Number of beverage vending machines *	237,000	244,500	7,500
JT-owned	40,500	39,000	-1,500
Combined	61,500	64,500	3,000

* Beverage vending machines include vending machines for cans and packs, etc. and for cups owned by other companies and operated by our subsidiary. "JT-owned" vending machines are owned by JT. "Combined" vending machines are owned by our subsidiaries or affiliates ,and focus on selling JT brand beverages but also sell non-JT brand beverages.

10. Number of employees*

	As of end of Mar. 2006	As of end of Sep. 2006	Change
Number of employees (consolidated basis)	31,476	31,767	291
Domestic tobacco	11,795	11,640	-155
International tobacco	11,943	12,166	223
Pharmaceutical	1,532	1,593	61
Foods	5,232	5,509	277
Other businesses	604	466	-138
Corporate	370	393	23
Number of employees (parent company)	8,855	9,004	149
Number of employees based on enrollment (parent company)	9,931	10,087	156

* Number of employees is counted at working base, unless otherwise indicated.

1. Consolidated financial outlook for fiscal year ending March 31, 2007 compared to the forecast as of April 2006

(JPY billion)

	Initial forecast	Revised forecast	Change
Net sales including excise tax	4,770.0	4,770.0	0.0
Excluding imported tobacco	3,591.0	3,551.0	-40.0
EBITDA	409.0	444.0	35.0
Operating income	270.0	308.0	38.0
Recurring profit	267.0	310.0	43.0
Net income	179.0	206.0	27.0
Return on Equity	9.7%	11.2%	1.5%pt
Free Cash Flow*	325.0	354.0	29.0

*Free Cash Flow is cash flow from operating activities plus cash flow from investing activities less the items below:
<From cash flow from operating activities>
- Interest received, dividend received and tax implication by deducting the items (assumption of corporate tax rate: 42%)
- Interest paid and the tax implication by deducing the item (assumption of corporate tax rate: 42%)
<From cash flow from investing activities>
- Purchases of and proceeds from sale of marketable securities
- Purchases of and proceeds from sale of investment securities and others

FCF calculated according to the above adjustment may not be equal to FCF shown on the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the cash flow statement but excluded from the adjutment above.

(JPY billion)

	Initial forecast	Revised forecast	Change
Capital expenditures	124.0	124.0	0.0
Domestic tobacco	73.0	71.0	-2.0
International tobacco	32.0	32.0	0.0
Pharmaceutical	2.5	3.0	0.5
Foods	5.0	5.0	0.0
Other businesses	13.5	13.0	-0.5

Consolidated financial outlook by business segment (JPY billion)

	Initial forecast	Revised forecast	Change
Net sales including excise tax	4,770.0	4,770.0	0.0
Domestic tobacco	3,390.0	3,430.0	40.0
Excluding imported tobacco	2,211.0	2,211.0	0.0
International tobacco	1,030.0	990.0	-40.0
Pharmaceutical	45.5	44.5	-1.0
Foods	286.0	286.0	0.0
EBITDA	409.0	444.0	35.0
Domestic tobacco	279.0	313.0	34.0
International tobacco	107.0	109.0	2.0
Pharmaceutical	-8.0	-9.5	-1.5
Foods	12.0	12.0	0.0
Operating income	270.0	308.0	38.0
Domestic tobacco	191.0	229.0	38.0
International tobacco	76.0	78.0	2.0
Pharmaceutical	-11.0	-12.5	-1.5
Foods	7.0	7.0	0.0

<Reference>

Financial outlook of parent company (JPY billion)

	Initial forecast	Revised forecast	Change
Net sales including excise tax	2,340.0	2,340.0	0.0
Recurring profit	156.0	193.0	37.0
Net income	103.0	130.0	27.0

(JPY)

	Initial forecast	Revised forecast	Change
Dividend per share	3,600	3,600	0

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	Initial forecast	Revised forecast	Change
Sales volume	178.0	176.0	-2.0

Excludes sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, USD million, JPY)

	Initial forecast	Revised forecast	Change
Tobal sales volume	238.0	239.0	1.0
GFB sales volume	147.0	147.0	0.0
JPY/USD rate	115.00	116.00	1.00

2. Consolidated financial outlook for fiscal year ending March 31, 2007 compared to the reults of previous fiscal year

(JPY billion)

	FY 2006/03	Revised forecast	Change
Net sales including excise tax	4,637.6	4,770.0	132.3
Excluding imported tobacco	3,476.9	3,551.0	74.0
EBITDA	433.3	444.0	10.6
Operating income	306.9	308.0	1.0
Recurring profit	297.8	310.0	12.1
Net income	201.5	206.0	4.4
Return on Equity	12.4%	11.2%	-1.2%pt
Free Cash Flow*	145.5	354.0	208.4

*Free Cash Flow is cash flow from operating activities plus cash flow from investing activities less the items below:
<From cash flow from operating activities>
- Interest received, dividend received and tax implication by deducting the items (assumption of corporate tax rate: 42%)
- Interest paid and the tax implication by deducing the item (assumption of corporate tax rate: 42%)
<From cash flow from investing activities>
- Purchases of and proceeds from sale of marketable securities
- Purchases of and proceeds from sale of investment securities and others

FCF calculated according to the above adjustment may not be equal to FCF shown on the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the cash flow statement but excluded from the adjutment above.

(JPY billion)

	FY 2006/03	Revised forecast	Change
Capital expenditures	98.9	124.0	25.0
Domestic tobacco	75.0	71.0	-4.0
International tobacco	24.9	32.0	7.0
Pharmaceutical	2.1	3.0	0.8
Foods	4.5	5.0	0.4
Other businesses	19.3	13.0	-6.3

Consolidated financial outlook by business segment (JPY billion)

	FY 2006/03	Revised forecast	Change
Net sales including excise tax	4,637.6	4,770.0	132.3
Domestic tobacco	3,405.2	3,430.0	24.7
Excluding imported tobacco	2,244.5	2,211.0	-33.5
International tobacco	881.1	990.0	108.8
Pharmaceutical	49.2	44.5	-4.7
Foods	278.3	286.0	7.6
EBITDA	433.3	444.0	10.6
Domestic tobacco	305.7	313.0	7.2
International tobacco	94.0	109.0	14.9
Pharmaceutical	-1.8	-9.5	-7.6
Foods	11.8	12.0	0.1
Operating income	306.9	308.0	1.0
Domestic tobacco	220.0	229.0	8.9
International tobacco	71.0	78.0	6.9
Pharmaceutical	-5.0	-12.5	-7.4
Foods	6.3	7.0	0.6

<Reference>

Financial outlook of parent company (JPY billion)

	FY 2006/03	Revised forecast	Change
Net sales including excise tax	2370.6	2340.0	-30.6
Recurring profit	192.8	193.0	0.1
Net income	126.2	130.0	3.7

(JPY)

	FY 2006/03	Revised forecast	Change
Dividend per share	16,000	3,600	-12,400

Major assumptions

(1) Domestic tobacco business (billions of cigarettes)

	FY 2006/03	Revised forecast	Change
Sales volume	189.4	176.0	-13.4

Excludes sales of domestic duty-free and China division

(2) International tobacco business (billions of cigarettes, USD million, JPY)

	2005	Revised forecast	Change
Tobal sales volume	220.3	239.0	18.7
GFB sales volume	133.8	147.0	13.2
JPY/USD rate	110.26	116.00	5.74

* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.
* **Original measurement Basis** = JT original products + Marlboro cigarettes (until April 2005) + JTI products for the Japan market from May 2005 onward
* **New measurement Basis** = JT original products + JTI products for the Japan market

Domestic Tobacco Business Results

1. Quarterly Sales Volume (billions of cigarettes)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	54.2	55.6	55.6	47.7	213.2
FY2006/03	50.5	48.5	48.1	42.2	189.4
FY2007/03	54.0	36.8			

* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

2. Quarterly Retail Price Sales (billions of JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	748.0	767.0	767.5	658.9	2,941.6
FY2006/03	694.7	664.2	658.2	578.0	2,595.2
FY2007/03	740.3	547.5			

* Retail price sales = sales volume * fixed retail price.
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

3. Quarterly Net Sales Per Thousand Cigarettes (JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	11,754	11,755	11,752	11,765	11,756
FY2006/03	11,715	11,653	11,657	11,667	11,674
FY2007/03	11,663	12,677			

* Net sales per thousand cigarettes
  = (retail price sales - retailer margins - consumption tax) / sales volume * 1,000
* The above mentioned figures include sales of Marlboro cigarettes until April 2005 and JTI products (Camel, Winston, Salem etc.) for the domestic market from May 2005 onward.

4. Quarterly Net Sales Excluding Excise Tax Per Thousand Cigarettes (JPY)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	3,940	3,942	3,937	3,946	3,941
FY2006/03	3,901	3,845	3,849	3,857	3,864
FY2007/03	3,852	4,050			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	3,844	3,844	3,840	3,845	3,843
FY2006/03	3,845	3,846	3,849	3,857	3,849
FY2007/03	3,852	4,050			

* Net sales excluding excise tax per thousand cigarettes
  = (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000

5. Quarterly JT Market Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	73.0	73.0	72.7	72.7	72.9
FY2006/03	69.6	65.4	65.3	65.2	66.4
FY2007/03	65.5	64.2			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	66.7	66.6	66.4	66.1	66.5
FY2006/03	66.1	65.5	65.3	65.2	65.5
FY2007/03	65.5	64.2			

Market Share in Growing Segments

1. 1mg Tar

(1) JT 1mg Tar Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	8.3	8.2	8.6	8.9	8.5
FY2006/03	10.6	11.7	12.2	12.5	11.7
FY2007/03	12.4	12.5			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	10.4	10.3	10.7	11.1	10.6
FY2006/03	11.3	11.7	12.2	12.5	11.9
FY2007/03	12.4	12.5			

(2) JT Share in 1mg Tar Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY2005/03	47.5	46.9	47.3	47.5
FY2006/03	55.7	60.4	60.8	61.6
FY2007/03	61.3	60.9		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY2005/03	59.6	58.6	59.0	59.4
FY2006/03	59.7	60.4	60.8	61.6
FY2007/03	61.3	60.9		

2. Menthol

(1) JT Menthol Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	8.6	8.6	9.0	9.3	8.9
FY2006/03	8.1	6.5	6.6	6.7	7.0
FY2007/03	6.7	6.9			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	5.6	5.5	5.8	6.1	5.7
FY2006/03	6.3	6.5	6.6	6.7	6.5
FY2007/03	6.7	6.9			

(2) JT Share in Menthol Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY2005/03	51.7	51.1	52.0	52.5
FY2006/03	45.1	34.4	34.9	35.1
FY2007/03	35.0	34.1		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY2005/03	33.2	32.4	33.8	34.4
FY2006/03	34.7	34.4	34.9	35.1
FY2007/03	35.0	34.1		

3. JPY 320 or above*

(1) JT JPY 320 or above Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	11.7	11.8	11.5	12.1	11.8
FY2006/03	8.8	5.1	5.4	5.9	6.3
FY2007/03	5.7	5.4			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	5.0	5.1	4.8	5.1	5.0
FY2006/03	5.1	5.2	5.4	5.9	5.4
FY2007/03	5.7	5.4			

(2) JT Share in JPY 320 or above Segment (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY2005/03	53.9	53.8	52.8	53.6
FY2006/03	39.1	22.2	23.1	24.5
FY2007/03	24.3	22.5		
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY2005/03	23.2	23.0	22.2	22.8
FY2006/03	22.6	22.3	23.2	24.5
FY2007/03	24.3	22.5		

* JPY 300 or above until Apr-Jun. 2006

4. Quarterly D-spec Product Share (%)

Original Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	0.91	0.95	0.90	0.94	0.93
FY2006/03	0.91	1.24	1.78	3.12	1.72
FY2007/03	4.12	3.84			
New Basis	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY2005/03	2.81	2.83	2.82	2.96	2.85
FY2006/03	2.93	3.20	3.59	4.19	3.46
FY2007/03	4.12	3.84			

* Pianissimo and Premier have been sold as D-spec products since March 2006. New Basis is including those brands and calculated to historical earnings.

Japan Tobacco Inc. Clinical development (as of October 31, 2006)

Code	Stage	Indication	Mechanism	Characteristics	Rights
JTT-705 (oral)	Phase1(JPN)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	A license agreement was signed with Roche (Switzerland) for development and commercialization of this compound worldwide except Japan and Korea. (October 2004)
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	HIV	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	A license agreement was signed with Gilead (US) for development and commercialization of this compound worldwide except Japan . (March 2005)
JTT-302 (oral)	Phase1(Overseas)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase1(JPN) Phase1(Overseas)	Osteoporosis	CaSR antagonist	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-551 (oral)	Phase1(JPN) Phase1(Overseas)	Type 2 diabetes mellitus	PTP1B inhibitor	Decreases blood glucose by enhancing insulin signal via inhibition of PTP1B. -PTP1B:Protein Tyrosine Phosphatase 1B This enzyme negatively regulates insulin signaling pathway.	
JTT-552 (oral)	Phase1(JPN)	Hyperuricemia	URAT1 (Urate Transporter 1) inhibitor	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	

Changes from the previous announcement on July 31, 2006:

JTT-551 entered into clinical trial stage overseas.

November 1, 2006

To our shareholders

2-1, Toranomon 2-chome Minato-ku, Tokyo
JAPAN TOBACCO INC.
Hiroshi Kimura,
President and Representative Director

Notice of the Resolution of the Board of Directors
concerning the Payment of the Interim Dividend

We are pleased to inform you that at the meeting of our board of directors, held on October 31, 2006, the resolution concerning the interim dividend for 22nd fiscal year (from April 1, 2006 to March 31, 2007) passed as follows.

We obtained the approval of the Minister of Finance in respect of the payment of the interim dividend, as required by the Japan Tobacco Inc. Law. on October 31, 2006.

Particulars

Subject to Article 30 of our Articles of Incorporation, we will pay the interim dividend to the shareholders or the registered pledges whose names appear on the register of shareholders and the register of beneficial shareholders as of September 30, 2006 as follows.

1. The amount of the interim dividend:
   1,800 yen per share
2. The effective date and the starting date of the payment of interim dividend:
   December 1, 2006 (Friday)

Payment of the interim dividend

A note of the payment of the interim dividend by postal transfer, or an account of the interim dividend (statements of interim dividends and other documents for those who designed for transfer), will be sent to the registered address on November 30, 2006.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT Reports International Tobacco Business Results for January - September 2006

Tokyo, October 31, 2006 -- Japan Tobacco Inc. (JT) (TSE: 2914) announced today its international tobacco business results for the nine-month period between January 1 and September 30, 2006.

JT International (JTI), JT's international tobacco business subsidiary maintained its growth momentum during the first three quarters of 2006 with a total sales volume of 178.2 billion cigarettes, a growth of 9.0 percent over the same period last year despite the transfer of JTI products in the Japan market to JT in May 2005. Global Flagship Brand (GFB)[1] sales volume increased 11.2 percent to 110.3 billion cigarettes, compared to the same period last year.

The gain in GFB sales volume was mainly driven by Camel in Italy and France; Winston in Spain, Russia, Iran, Turkey, Ukraine and Italy; and Mild Seven in Taiwan and Russia.

Net sales[2] including tax increased 8.2 percent to US$6.406 billion, and net sales excluding tax were up 10.2 percent to US$3.525 billion. In addition, net sales per thousand cigarettes, excluding tax, has now progressed from US$19.6 in 2005 to US$19.8 in 2006.

[1] GFB: Global Flagship Brands include Camel, Winston, Mild Seven and Salem.
[2] From 2006 JTI adopted US GAAP standards in relation to trade allowance and discount classification. Last year's sales figures were adjusted for comparison purposes.

JT

International Tobacco Business results for January – September 2006

(Jul-Sep and total results are preliminary)

2006	Jan-Mar	Apr-Jun	Jul-Sep	Total
Total sales volume (billions of cigarettes)	52.1	61.6	64.5	178.2
GFB sales volume (billions of cigarettes)	32.4	37.8	40.1	110.3
Net sales, including tax (millions of US$)	1,860	2,187	2,359	6,406
Net sales, excluding tax (millions of US$)	1,018	1,197	1,311	3,525
Net Sales per thousand cigarettes, excluding tax (US$)	19.5	19.4	20.3	19.8

Reference: International Tobacco Business results for January – September 2005

(Assuming that US GAAP was applied)

2005	Jan-Mar	Apr-Jun	Jul-Sep	Total
Total sales volume (billions of cigarettes)	49.0	55.6	59.0	163.5
GFB sales volume (billions of cigarettes)	30.3	34.0	34.9	99.2
Net sales, including tax (millions of US$)	1,849	1,999	2,072	5,920
Net sales, excluding tax (millions of US$)	988	1,079	1,133	3,200
Net Sales per thousand cigarettes, excluding tax (US$)	20.2	19.4	19.2	19.6

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.637 trillion in the fiscal year ended March 31, 2006.